UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 20, 2008**

HNI Corporation
(Exact name of registrant as specified in its charter)

Iowa	**1-14225**	**42-0617510**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of principal executive offices)   (Zip Code)

Registrant�s telephone number, including area code: **(563) 272-7400**

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1   **Registrant's Business and Operations**

Item 1.01   **Entry into a Material Definitive Agreement.**

Fourth Amendment to Credit Agreement

On June 20, 2008, HNI Corporation (the "Corporation" or "HNI"), as borrower, certain domestic subsidiaries of the Corporation, as guarantors (the "Guarantors"), certain lenders (the "Lenders") and Wachovia Bank, National Association, as administrative agent for the Lenders ("Wachovia"), entered into a Fourth Amendment to Credit Agreement (the "Fourth Amendment"). The Fourth Amendment amends the Credit Agreement, dated as of January 28, 2005, by and among the Corporation, the Guarantors, the Lenders and Wachovia (the "Credit Agreement"), a copy of which was previously filed as Exhibit 10.1 to the Corporation�s Current Report on Form 8-K filed February 2, 2005. The Credit Agreement was previously amended by the First Amendment to Credit Agreement, dated as of December 22, 2005, by and among the Corporation, the Guarantors, the Lenders and Wachovia, a copy of which was previously filed as Exhibit 99.1 to the Corporation's Current Report on Form 8-K filed February 17, 2006; by the Second Amendment to Credit Agreement, dated as of April 5, 2006, by and among the Corporation, the Guarantors, the Lenders and Wachovia, a copy of which was previously filed as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed April 10, 2006; and by the Third Amendment to Credit Agreement, dated as of November 8, 2006, by and among the Corporation, the Guarantors, the Lenders and Wachovia, a copy of which was previously filed as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed November 8, 2006.

The Fourth Amendment provides for certain changes to the covenants in the Credit Agreement to permit the Corporation's entry into the Term Loan Agreement (as defined below). All other terms and conditions of the Credit Agreement remain unchanged.

Certain of the Lenders party to the Fourth Amendment, and their respective affiliates, have performed, and may in the future perform for the Corporation and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

The foregoing description of the Fourth Amendment and related matters is qualified in its entirety by reference to the Fourth Amendment, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Term Loan Agreement

On June 30, 2008, HNI, as borrower, certain domestic subsidiaries of HNI, as guarantors, certain lenders (the "Term Loan Lenders") and Wachovia, as administrative agent for the Term Loan Lenders (in such capacity, the "Administration Agent"), entered into a Credit Agreement (the "Term Loan Agreement").

The Term Loan Agreement provides for one-time borrowing of $50,000,000 in the form of a term loan (the "Term Loan"). The Term Loan may not be repaid and reborrowed and must be fully repaid by June 30, 2011, unless extended pursuant to the terms of the Term Loan Agreement. The outstanding principal amount of the Term Loan will amortize in quarterly installments based on the following annual percentages: 10% in the first year; 10% in the second year; and 80% in the third and final year.

The Term Loan will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the alternate base rate, described in the Term Loan Agreement as the higher of the annual rate of Wachovia's prime rate or the federal funds rate plus 0.5%, or (b) LIBOR (a publicly published rate), plus in either case a percentage spread (ranging from 0.5% to 2.0%) based on HNI's consolidated leverage ratio. HNI has agreed to pay customary administrative agent fees.

The Term Loan Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on HNI's subsidiaries with respect to indebtedness and limitations on HNI and its subsidiaries with respect to liens, nature of business, investments and loans, distributions, acquisitions, dispositions of assets, sale-leaseback transactions and transactions with affiliates. The covenants permit HNI to use proceeds of the Term Loan for refinancing certain other indebtedness, to pay fees and expenses in connection therewith and to provide for the working capital and general corporate requirements of HNI, including acquisitions, payment of dividends and stock repurchases to the extent permitted under the Term Loan Agreement. The Term Loan Agreement also contains financial covenants that require HNI to maintain, on a consolidated basis, a leverage ratio of less than or equal to 3.00 to 1.00 and an interest coverage ratio of greater than or equal to 4.00 to 1.00.

The Term Loan Agreement provides for customary events of default with corresponding grace periods, including failure to pay any principal or interest when due, failure to comply with covenants, any representation or warranty made by HNI proving to be incorrect, false or misleading in any material respect, defaults under other indebtedness of HNI or its subsidiaries of at least $30,000,000, a change in control of HNI (as defined in the Term Loan Agreement) and certain insolvency or receivership events affecting HNI or its significant subsidiaries. In the event of a default by HNI, the Administrative Agent may, or at the request and direction of the requisite number of the Term Loan Lenders shall, by written notice to HNI, declare all obligations under the Term Loan Agreement immediately due and payable and enforce any and all rights of the Term Loan Lenders or the Administrative Agent under the Term Loan Agreement and related documents. For certain events of default related to insolvency and receivership, all outstanding obligations of HNI will become immediately due and payable.

Certain of the Term Loan Lenders party to the Term Loan Agreement, and their respective affiliates, have performed, and may in the future perform for HNI and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

The foregoing description of the Term Loan Agreement and related matters is qualified in its entirety by reference to the Term Loan Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Section 2   **Financial Information**

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

The information contained in Item 1.01 in this Current Report on Form 8-K is incorporated herein by reference.

Section 9   **Financial Statements and Exhibits**

Item 9.01   **Financial Statements and Exhibits.**

The following exhibits relating to Items 1.01 and 2.03 are filed as part of this Current Report on Form 8-K.

Exhibit No.	Description
10.1	Fourth Amendment to Credit Agreement, dated as of June 20, 2008, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of HNI Corporation, as Guarantors, certain lenders party thereto and Wachovia Bank, National Association, as Administrative Agent
10.2	Credit Agreement, dated as of June 30, 2008, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of HNI Corporation from time to time party thereto, as Guarantors, certain lenders party thereto and Wachovia Bank, National Association, as Administrative Agent

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: July 7, 2008

By   /s/ Steven M. Bradford
Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
10.1	Fourth Amendment to Credit Agreement, dated as of June 20, 2008, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of HNI Corporation, as Guarantors, certain lenders party thereto and Wachovia Bank, National Association, as Administrative Agent
10.2	Credit Agreement, dated as of June 30, 2008, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of HNI Corporation from time to time party thereto, as Guarantors, certain lenders party thereto and Wachovia Bank, National Association, as Administrative Agent

EXHIBIT 10.1

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT (this "Amendment"), dated as of June 20, 2008, is by and among **HNI CORPORATION**, an Iowa corporation (the "Borrower"), those Domestic Subsidiaries of the Borrower identified as a "Guarantor" on the signature pages hereto (the "Guarantors"), the Lenders (defined below) party hereto and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as administrative agent for the Lenders (the "Administrative Agent").

W I T N E S S E T H

WHEREAS, the Borrower, the Guarantors, the lenders from time to time party thereto (the "Lenders"), and the Administrative Agent have entered into that certain Credit Agreement dated as of January 28, 2005 (as amended, restated, amended and restated, modified, supplemented or otherwise modified through the date hereof, the "Credit Agreement"; capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement);

WHEREAS, the Credit Parties have requested the Required Lenders amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to make such amendments to the Credit Agreement, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
AMENDMENTS TO CREDIT AGREEMENT

1.1 **New Definition.** The following definition is hereby added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

"Term Loan Agreement" shall mean that certain Credit Agreement, to be dated on or about June 27, 2008, by and among the Borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Wachovia Bank, National Association, as administrative agent.

1.2 **Amendment to Definition of Permitted Liens.** The definition of Permitted Liens is amended by (1) adding a new clause (o) and (2) amending and restating the existing clause (o) to be a new clause (p), and making the appropriate punctuation and grammatical changes thereto to read as follows:

(o)   Liens created by or otherwise existing, under or in connection with the Term Loan Agreement or the other credit documents related thereto so long as the Credit Party Obligations are equally and ratably secured with such Liens; and

(p)   other Liens in addition to those permitted by the foregoing clauses securing Indebtedness in an aggregate amount not to exceed 15% of Consolidated Net Tangible Assets determined at such time.

1.3   **Amendment to Section 6.5.**   Section 6.5 of the Credit Agreement is hereby amended by (1) adding a new clause (i) and (2) amending and restating the existing clause (i) to be a new clause (j), and making the appropriate punctuation and grammatical changes thereto to read as follows:

(i)   guarantees permitted by Section 6.1(f); and

(j)   the Borrower and Subsidiaries may make or permit to remain outstanding any Investment in any other Person, which is not otherwise included in the foregoing clauses (a) through (i), inclusive, <u>provided</u> that the aggregate of such Investments shall not, at any time, exceed 15% of Consolidated Net Tangible Assets determined at such time.

1.4   **Amendment to Section 6.11.**   Section 6.11 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

6.11   <u>No Further Negative Pledges</u>.

Enter into, assume or become subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, in favor of the Administrative Agent (for the benefit of the Lenders) to secure the Credit Party Obligations (provided that any restriction (a) on the amount of Indebtedness under this Credit Agreement and the other Credit Documents that can be secured shall not be deemed a restriction prohibited by this Section 6.11 so long as the permitted amount of secured Indebtedness is equal to or greater than the aggregate Commitments hereunder including the permitted amount of any Additional Loans as then in effect when such restriction is entered into and (b) in the Note Purchase Agreement or the Term Loan Agreement shall not be deemed a restriction prohibited by this Section 6.11 if such Liens in favor of the Administrative Agent shall be permitted thereunder on the condition that the Senior Notes or the Credit Party Obligations (as defined in the Term Loan Agreement), as applicable, be equally and ratably secured with the Credit Party Obligations secured thereby pursuant to an agreement reasonably satisfactory to the Required Holders (as defined in the Note Purchase Agreement) or the Required Lenders (as defined in the Term Loan Agreement), as applicable).

ARTICLE II
CONDITIONS TO EFFECTIVENESS

2.1 **Closing Conditions.**

This Amendment shall become effective as of the day and year set forth above (the "Amendment Effective Date") upon satisfaction of the following conditions (in form and substance reasonably acceptable to the Administrative Agent):

(a)   Executed Documents. Receipt by the Administrative Agent of counterparts of this Amendment executed by each Credit Party, the Administrative Agent and the Required Lenders.

(b)   Fees and Expenses. The Administrative Agent and the Lenders shall have received from the Borrower the aggregate amount of fees and expense payable in connection with the consummation of the transactions contemplated hereby.

ARTICLE III
MISCELLANEOUS

3.1 **Amended Terms**. On and after the Amendment Effective Date, all references to the Credit Agreement in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

3.2 **Representations and Warranties of Credit Parties**. Each of the Credit Parties represents and warrants as follows:

(a)   It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b)   This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c)   No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d)   After giving effect to this Amendment, the representations and warranties set forth in Article III of the Credit Agreement or which are contained in any certificate furnished at any time under or in connection with the Credit Agreement are true and correct as of the Amendment Effective Date (except for those which expressly relate to an earlier date).

(e)   After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

(f)   The Credit Party Obligations are not reduced by this Amendment.

3.3   Reaffirmation of Credit Party Obligations. Each Credit Party hereby ratifies the Credit Agreement (as amended) and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

3.4   Credit Document. This Amendment shall constitute a Credit Document under the terms of the Credit Agreement and shall be subject to the terms and conditions thereof.

3.5   Entirety. This Amendment and the other Credit Documents embody the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral or written, if any, relating to the subject matter hereof.

3.6   Counterparts; Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart to this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original will be delivered.

3.7   No Actions, Claims, Etc. As of the date hereof, each of the Credit Parties hereby acknowledges and confirms that it has no knowledge of any actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, by it against the Administrative Agent, the Lenders, or the Administrative Agent's or the Lenders' respective officers, employees, representatives, agents, counsel or directors arising from any action by such Persons, or failure of such Persons to act, under the Credit Agreement on or prior to the date hereof.

3.8   GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

3.9   Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. The jurisdiction, services of process and waiver of jury trial provisions set forth in Sections 10.14 and 10.17 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis*.

3.10 **Expenses.** The Borrower agrees to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of the Administrative Agent's legal counsel.

3.11 **Further Assurances.** The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed and delivered as of the date first above written.

BORROWER: **HNI CORPORATION**,
                                                 an Iowa corporation

                                                 By: /s/ Steven M. Bradford
                                                 Name: Steven M. Bradford
                                                 Title: Vice President, General Counsel and Secretary

GUARANTORS: **THE HON COMPANY**
                                                 ALLSTEEL INC.
                                                 HEARTH & HOME TECHNOLOGIES INC.
                                                 PAOLI INC.
                                                 RIVER BEND CAPITAL CORPORATION
                                                 THE GUNLOCKE COMPANY L.L.C.
                                                 MAXON FURNITURE INC.
                                                 HICKORY BUSINESS FURNITURE, LLC

                                                 By: /s/ Steven M. Bradford
                                                 Name: Steven M. Bradford
                                                 Title: Vice President and Secretary

LENDERS: **WACHOVIA BANK, NATIONAL ASSOCIATION**,
individually in its capacity as a
Lender and in its capacity as Administrative Agent

By: /s/ Martha M. Winters
Name: Martha M. Winters
Title: Director

HNI CORPORATION
FOURTH AMENDMENT TO CREDIT AGREEMENT

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Scott T. Hitchens
Name: Scott T. Hitchens
Title: Vice President

WELLS FARGO BANK, N.A.,
as a Lender

By: /s/ Denise L. Vastine
Name: Denise L. Vastine
Title: Vice President

BNP PARIBAS,
as a Lender

By: /s/ Andrew Strait

Name: Andrew Strait
Title: Managing Director

By: /s/ Nader Tannous

Name: Nader Tannous
Title: Vice President

NATIONAL CITY BANK,
as a Lender

By: /s/ Derek R. Cook
Name: Derek R. Cook
Title: Senior Vice President

EXHIBIT 10.2

PUBLISHED CUSIP NUMBER: *40425NAC6*

CREDIT AGREEMENT

Dated as of June 30, 2008

among

HNI CORPORATION,
as Borrower,

CERTAIN DOMESTIC SUBSIDIARIES OF THE BORROWER FROM TIME TO TIME PARTY HERETO,
as Guarantors

THE LENDERS PARTIES HERETO

and

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent

BANK OF AMERICA, N.A., as Syndication Agent
and
WELLS FARGO BANK, N.A., as Documentation Agent

WACHOVIA CAPITAL MARKETS, LLC,
as Sole Lead Arranger, Manager and Book Runner

TABLE OF CONTENTS

iii

SCHEDULES

CREDIT AGREEMENT

THIS CREDIT AGREEMENT, dated as of June 30, 2008 (the "Credit Agreement"), is by and among HNI Corporation, an Iowa corporation (the "Borrower"), those Domestic Subsidiaries of the Borrower identified as "Guarantors" on the signature pages hereto and such other Domestic Subsidiaries of the Borrower as may from time to time become a party hereto (the "Guarantors"), the lenders named herein and such other lenders as may become a party hereto (collectively, the "Lenders" and individually, a "Lender") and **WACHOVIA BANK, NATIONAL ASSOCIATION**, as Administrative Agent for the Lenders (in such capacity, the "Administrative Agent").

W I T N E S S E T H

WHEREAS, the Borrower has requested that the Lenders provide a $50,000,000 term loan facility for the purposes hereinafter set forth; and

WHEREAS, the Lenders have agreed to make the requested term loan facility available to the Borrower on the terms and conditions hereinafter set forth.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1
DEFINITIONS

1.1   Definitions.

As used in this Credit Agreement, the following terms shall have the meanings specified below unless the context otherwise requires:

"Account Designation Letter" means the Notice of Account Designation Letter dated the Closing Date from the Borrower to the Administrative Agent in substantially the form attached hereto as Schedule 1.1A.

"Administrative Agent" has the meaning set forth in the first paragraph hereof, together with any successors or assigns.

"Administrative Details Form" means, with respect to any Lender, a document containing such Lender's contact information for purposes of notices provided under this Credit Agreement and account details for purposes of payments made to such Lender under this Credit Agreement.

"Affiliate" means as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, a Person shall be deemed to be "controlled by" a Person if such Person possesses, directly or indirectly, power either (a) to vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Alternate Base Rate" means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) equal to the greater of (a) the Federal Funds Rate in effect on such day plus ½ of 1% or (b) the Prime Rate in effect on such day. If for any reason the Administrative Agent shall have reasonably determined (which determination shall be conclusive absent manifest error) that it is unable after due inquiry to ascertain the Federal Funds Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms hereof, the Alternate Base Rate shall be determined without regard to clause (a) of the first sentence of this definition until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective on the effective date of such change in the Prime Rate or the Federal Funds Rate, respectively.

"Alternate Base Rate Loans" means any Term Loan that bears interest at an interest rate based on the Alternate Base Rate.

"Anti-Terrorism Laws" has the meaning set forth in Section 3.18.

"Applicable Percentage" means, for any day, the rate per annum set forth below opposite the applicable level then in effect, it being understood that the Applicable Percentage for (a) Term Loans that are Alternate Base Rate Loans shall be the percentage set forth under the column "Alternate Base Rate Margin for Term Loans" and (b) Term Loans that are LIBOR Rate Loans shall be the percentage set forth under the column "LIBOR Rate Margin for Term Loans":

		Applicable Percentage	
Level	Leverage Ratio	Alternate Base Rate Margin for Term Loans	LIBOR Rate Margin for Term Loans
I	> 2.50 to 1.0	1.000%	2.000%
II	< 2.50 to 1.0 but > 1.75 to 1.0	0.875%	1.875%
III	< 1.75 to 1.0 but > 1.00 to 1.0	0.750%	1.750%
IV	< 1.00 to 1.0	0.500%	1.500%

The Applicable Percentage shall, in each case, be determined and adjusted quarterly as of the date on which the Administrative Agent has received from the Borrower the financial information and certifications required to be delivered to the Administrative Agent and the Lenders in accordance with the provisions of Sections 5.1(a) and (b) and Section 5.2(b) (each an "Interest Determination Date"). Such Applicable Percentage shall be effective from such Interest Determination Date until the next such Interest Determination Date. The initial Applicable Percentages shall be based on Level III until the first Interest Determination Date occurring after the delivery of the officer's compliance certificate pursuant to Section 5.2(b) for the quarter ending June 28, 2008. After the Closing Date, if the Borrower shall fail to provide the quarterly financial information and certifications in accordance with the provisions of Sections 5.1(a) and (b) and Sections 5.2(a) and (b), the Applicable Percentage from such Interest Determination Date shall, on the date five (5) Business Days after the date by which the Borrower was so required to provide such financial information and certifications to the Administrative Agent and the Lenders, be based on Level I until such time as such information and certifications are provided, whereupon the Applicable Percentage shall be determined by the then current Leverage Ratio. In the event that any financial statement or certification delivered pursuant to Section 5.1 is shown to be inaccurate (regardless of whether this Agreement or the Commitments are in effect when such inaccuracy is discovered), and such inaccuracy, if corrected, would have led to the application of a higher Applicable Percentage for any period (an "Applicable Period") than the Applicable Percentage applied for such Applicable Period, and only in such case, then the Borrower shall immediately (i) deliver to the Administrative Agent a corrected compliance certificate for such Applicable Period, (ii) determine the Applicable Percentage for such Applicable Period based upon the corrected compliance certificate, and (iii) immediately pay to the Administrative Agent the accrued additional interest owing as a result of such increased Applicable Percentage for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with Section 2.7.

"Assignment and Assumption" means an Assignment and Assumption substantially in the form of Schedule 10.6(c).

"Bankruptcy Code" means the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded or replaced from time to time.

"Borrower" has the meaning set forth in the first paragraph hereof, together with any successors or assigns.

"Business Day" means any day other than a Saturday, Sunday or legal holiday on which commercial banks in Charlotte, North Carolina and New York, New York are authorized or required by law to close; provided, however, that when used in connection with a rate determination, borrowing or payment in respect of a LIBOR Rate Loan, the term "Business Day" shall also exclude any day on which banks in London, England are not open for dealings in deposits of Dollars in the London interbank market.

"Capital Lease" means, as applied to any Person, any lease of any Property (whether real, personal or mixed) by that Person as lessee which, in accordance with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.

"Capital Stock" means (a) in the case of a corporation, capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general or limited), (d) in the case of a limited liability company, membership interests and (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.

"Cash Equivalents" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than three years from the date of acquisition ("Government Obligations"), (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits and Eurodollar certificates of deposit of (i) any United States commercial bank of recognized standing having capital and surplus in excess of $200,000,000, (ii) any Lender or (iii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank and any Lender being an "Approved Bank"), in each case with maturities of not more than three years from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any, or guaranteed by any, domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody's and maturing within 270 days of the date of acquisition, (d) asset-backed securities and/or mortgage-backed securities which have a maturity or for which the holder thereof has the right to put such securities not more than three years after the date of acquisition and which is rated, at the date of acquisition thereof, P-2 (or the equivalent thereof) or better by Moody's, or A-2 (or the equivalent thereof) or better by S&P, (e) securities of the type described in clauses (a) through (d), inclusive, above purchased under agreements to resell such securities to any broker/dealer or any commercial bank, if such broker/dealer or bank has an uninsured, unsecured and unguaranteed rating at the time of the acquisition of P-2 (or the equivalent thereof) or better by Moody's, or A-2 (or the equivalent thereof) or better by S&P, (f) obligations of any state of the United States or any political subdivision thereof for the payment of the principal and redemption price of and interest on which there shall have been irrevocably deposited Government Obligations maturing as to principal and interest at times and in amounts sufficient to provide such payment and (g) Investments in mutual funds registered under the Investment Company Act of 1940, as amended, or collective trust funds maintained by Approved Banks, in each case whose only assets are of the type described in clauses (a) through (f), inclusive, of this definition.

"Change of Control" means (a) any Person or two or more Persons acting in concert shall have acquired "beneficial ownership" (within the meaning provided in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934), directly or indirectly, of, or shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of, or control over, Voting Stock of the Borrower (or other securities convertible into such Voting Stock) representing 25% or more of the combined voting power of all Voting Stock of the Borrower, (b) Continuing Directors shall cease for any reason to constitute a majority of the members of the board of directors of the Borrower then in office, (c) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) or (d) the adoption by the stockholders of the Borrower of a plan or proposal for the liquidation or dissolution of the Borrower.

"Closing Date" means the date hereof.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as interpreted by the rules and regulations issued thereunder, in each case as in effect from time to time. References to sections of the Code shall be construed also to refer to any successor sections.

"Commitment" means, as to each Lender, the commitment of such Lender to make a portion of the Term Loan hereunder.

"Consolidated Assets" means, at any time, the amount representing the assets of the Borrower and the Subsidiaries that would appear on a consolidated balance sheet of the Borrower and its Subsidiaries at such time prepared in accordance with GAAP.

"Consolidated EBITDA" means, for any period, (a) Consolidated Net Income for such period plus (b) the sum of the following to the extent deducted in calculating Consolidated Net Income: (i) Consolidated Interest Expense for such period, (ii) the provision for Federal, state, local and foreign income taxes payable by the Borrower and its Subsidiaries for such period, (iii) depreciation and amortization expense for such period and (iv) other non-recurring expenses of the Borrower and its Subsidiaries reducing such Consolidated Net Income which do not represent a cash item in such period or any future period and minus (c) the following to the extent included in calculating such Consolidated Net Income: (i) Federal, state, local and foreign income tax credits of the Borrower and its Subsidiaries for such period and (ii) all non-cash items increasing Consolidated Net Income for such period.

"Consolidated Funded Debt" means, as of any date of determination, Funded Debt of the Borrower and its Subsidiaries on a consolidated basis.

"Consolidated Interest Expense" means, for any period, all Interest Expense (excluding amortization of debt discount and premium, but including the interest component under Capital Leases) for such period of the Borrower and its Subsidiaries on a consolidated basis.

"Consolidated Net Income" means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, the net income of the Borrower and its Subsidiaries (excluding extraordinary gains but including extraordinary losses) for that period.

"Consolidated Net Tangible Assets" means, at any time, the amount representing the assets of the Borrower and the Subsidiaries that would appear on a consolidated balance sheet of the Borrower and its Subsidiaries at such time prepared in accordance with GAAP, less (a) all current liabilities and minority interests and (b) goodwill and other intangibles.

"Continuing Directors" means, during any period of up to 12 consecutive months commencing after the Closing Date, individuals who at the beginning of such 12 month period were directors of the Borrower (together with any new director whose election by the Borrower's board of directors or whose nomination for election by the Borrower's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved).

"Credit Documents" means a collective reference to this Credit Agreement, the Notes, the any Joinder Agreement and all other related agreements and documents issued or delivered hereunder or thereunder or pursuant hereto or thereto (excluding, however, any Hedging Agreement).

"Credit Party" means any of the Borrower or the Guarantors.

"Credit Party Obligations" means, without duplication, (a) all of the obligations of the Credit Parties to the Lenders and the Administrative Agent, whenever arising, under this Credit Agreement or any of the other Credit Documents (including, but not limited to, any interest accruing after the occurrence of a filing of a petition of bankruptcy under the Bankruptcy Code with respect to any Credit Party, regardless of whether such interest is an allowed claim under the Bankruptcy Code) and (b) all liabilities and obligations, whenever arising, owing from any Credit Party or any of its Subsidiaries to any Hedging Agreement Provider arising under any Hedging Agreement permitted pursuant to Section 6.1(e).

"Default" means any event, act or condition which with notice or lapse of time, or both, would constitute an Event of Default.

"Defaulting Lender" means, at any time, any Lender that, at such time, (a) has failed to make a Term Loan required pursuant to the terms of this Credit Agreement, (b) has failed to pay to the Administrative Agent or any Lender an amount owed by such Lender pursuant to the terms of the Credit Agreement or any other of the Credit Documents, or (c) has been deemed insolvent or has become subject to a bankruptcy or insolvency proceeding or to a receiver, trustee or similar proceeding.

"Dollars" and "$" means dollars in lawful currency of the United States of America.

"Domestic Lending Office" means, initially, the office of each Lender designated as such Lender's Domestic Lending Office shown in such Lender's Administrative Details Form; and thereafter, such other office of such Lender as such Lender may from time to time specify to the Administrative Agent and the Borrower as the office of such Lender at which Alternate Base Rate Loans of such Lender are to be made.

"Domestic Subsidiary" means any Subsidiary that is organized and existing under the laws of the United States or any state or commonwealth thereof or under the laws of the District of Columbia.

"Effective Date" has the meaning set forth in each Assignment and Assumption.

"Engagement Letter" means the letter agreement dated May 13, 2008, addressed to the Borrower, from Wachovia Bank, National Association, and Wachovia Capital Markets, LLC, as amended, modified, extended, restated, replaced or supplemented from time to time.

"Environmental Laws" means any and all applicable foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time be in effect during the term of this Credit Agreement.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto, as interpreted by the rules and regulations thereunder, all as the same may be in effect from time to time. References to sections of ERISA shall be construed also to refer to any successor sections.

"ERISA Affiliate" means an entity which is under common control with any Credit Party within the meaning of Section 4001 (a)(14) of ERISA, or is a member of a group which includes any Credit Party and which is treated as a single employer under Sections 414(b) or (c) of the Code.

"Eurodollar Reserve Percentage" means for any day, (A) with respect to any LIBOR Rate Loan with respect to which the Mandatory Cost Rate does not apply, the percentage (expressed as a decimal and rounded upwards, if necessary, to the next higher $1/100^{th}$ of 1%) that is in effect for such day as prescribed by the Federal Reserve Board (or any successor) for determining the maximum reserve requirement (including without limitation any basic, supplemental or emergency reserves) in respect of Eurocurrency liabilities, as defined in Regulation D of such Board as in effect from time to time, or any similar category of liabilities for a member bank of the Federal Reserve System in New York City and (B) with respect to any LIBOR Rate Loan with respect to which the Mandatory Cost Rate does apply, zero (0).

"Event of Default" means such term as defined in Section 7.1.

"Existing Facilities" means the facilities under that certain credit agreement dated January 28, 2005 among the Borrower, the lenders party thereto and Wachovia Bank, National Association, as administrative agent, as amended, modified, extended, replaced or supplemented from time to time.

"Federal Funds Rate" means, for any day, the rate of interest per annum (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day and (b) if no such rate is so published on such next preceding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to the Administrative Agent on such day on such transactions as reasonably determined by the Administrative Agent.

"Fees" means all fees payable pursuant to Section 2.5.

"Funded Debt" means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt and other accrued liabilities incurred in the ordinary course of business that are not overdue by more than 90 days unless being contested in good faith) that would appear as liabilities on a balance sheet of such Person which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or a similar written instrument, (e) the principal portion of all obligations of such Person under Capital Leases, (f) all obligations of such Person under Hedging Agreements to the extent required to be accounted for as a liability under GAAP, excluding any portion thereof which would be accounted for as interest expense under GAAP, (g) the maximum amount of all letters of credit issued or bankers' acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed) other than (i) commercial letters of credit, bankers acceptances, or the functional equivalent thereof issued to support payment obligations in connection with trade payables incurred in the ordinary course of business, and (ii) standby letters of credit having an aggregate stated amount of up to $25,000,000, (h) all preferred Capital Stock or other equity interests issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments prior to the date six months after the Maturity Date, redemption prior to the date six months after the Maturity Date or other acceleration, (i) the principal balance outstanding under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product, (j) all Indebtedness of others of the type described in clauses (a) through (i) hereof secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; provided that so long as such Indebtedness is non-recourse to such Person, only the portion of such obligations which is secured shall constitute Indebtedness hereunder, (k) all Guaranty Obligations of such Person with respect to Indebtedness of another Person of the type described in clauses (a) through (i) hereof, and (l) all Indebtedness of the type described in clauses (a) through (i) hereof of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer.

"GAAP" means generally accepted accounting principles in the United States applied on a consistent basis and subject to the terms of Section 1.3 hereof.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guarantors" means (a) any of the Subsidiaries identified as a "Guarantor" on the signature pages hereto and (b) any Person which executes a Joinder Agreement, together with their successors and permitted assigns.

"Guaranty" means the guaranty of the Guarantors set forth in Section 9.

"Guaranty Obligations" means, with respect to any Person, without duplication, any obligations of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing or intended to guarantee any Indebtedness of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting security therefore, (b) to advance or provide funds or other support for the payment or purchase of any such Indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person (including without limitation keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements) for the benefit of any holder of Indebtedness of such other Person, (c) to lease or purchase Property, securities or services primarily for the purpose of assuring the holder of such Indebtedness of the payment or performance thereof, or (d) to otherwise assure or hold harmless the holder of such Indebtedness against loss in respect thereof. The amount of any Guaranty Obligation shall (subject to any limitations set forth therein) be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guaranty Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

"Hedging Agreement Provider" means any Person that enters into a Hedging Agreement with a Credit Party or any of its Subsidiaries that is permitted by Section 6.1(e) to the extent such Person is a (a) Lender, (b) an Affiliate of a Lender or (c) any other Person that was a Lender (or an Affiliate of a Lender) at the time it entered into the Hedging Agreement but has ceased to be a Lender (or whose Affiliate has ceased to be a Lender) under the Credit Agreement.

"Hedging Agreements" means, with respect to any Person, any agreement entered into to protect such Person against fluctuations in interest rates, or currency or raw materials values, including, without limitation, any interest rate swap, cap or collar agreement or similar arrangement between such Person and one or more counterparties, any foreign currency exchange agreement, currency protection agreements, commodity purchase or option agreements or other interest or exchange rate or commodity price hedging agreements.

"Indebtedness" means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt and other accrued liabilities incurred in the ordinary course of business that are not overdue by more than 90 days unless being contested in good faith) that would appear as liabilities on a balance sheet of such Person which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or a similar written instrument, (e) all obligations of such Person under take-or-pay or similar arrangements or under commodities agreements, (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; provided that so long as such Indebtedness is non-recourse to such Person, only the portion of such obligations which is secured shall constitute Indebtedness hereunder, (g) all Guaranty Obligations of such Person with respect to Indebtedness of another Person, (h) the principal portion of all obligations of such Person under Capital Leases plus any accrued interest thereon, (i) all obligations of such Person under Hedging Agreements to the extent required to be accounted for as a liability under GAAP, excluding any portion thereof which would be accounted for as interest expense under GAAP, (j) the maximum amount of all letters of credit issued or bankers' acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed) other than commercial letters of credit, bankers acceptances, or the functional equivalent thereof issued to support payment obligations in connection with trade payables incurred in the ordinary course of business, (k) all preferred Capital Stock or other equity interest issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments prior to the date six months after the Maturity Date, redemption prior to the date six months after the Maturity Date or other acceleration, (l) the principal balance outstanding under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product plus any accrued interest thereon, and (m) the Indebtedness of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer.

"Insolvency" means, with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of such term as used in Section 4245 of ERISA.

"Intangibles" means all assets which would be shown as intangible assets on a balance sheet prepared in accordance with GAAP.

"Interest Coverage Ratio" means, as of any date of determination, the ratio of (i) Consolidated EBITDA for the period of the four prior fiscal quarters ending on such date to (ii) Consolidated Interest Expense paid or payable in cash during such period.

"Interest Expense" means, with respect to any Person for any period, the sum of the amount of interest paid or accrued in respect of such period.

"Interest Payment Date" means (a) as to any Alternate Base Rate Loan, the last day of each March, June, September and December and on the Maturity Date, (b) as to any LIBOR Rate Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any LIBOR Rate Loan having an Interest Period longer than three months, each day which is three months after the first day of such Interest Period and the last day of such Interest Period.

"Interest Period" means, as to any LIBOR Rate Loan, a period of one, two, three or six months duration, as the Borrower may elect, commencing in each case, on the date of the borrowing (including conversions, extensions and renewals); provided, however, (i) if any Interest Period pertaining to a LIBOR Rate Loan would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day, (ii) any Interest Period pertaining to a LIBOR Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month, (iii) any Interest Period in respect of any Term Loan that would otherwise extend beyond the Maturity Date is due on the Maturity Date and (iv) no more than four (4) LIBOR Rate Loans may be in effect at any time. For purposes hereof, LIBOR Rate Loans with different Interest Periods shall be considered as separate LIBOR Rate Loans, even if they shall begin on the same date and have the same duration, although borrowings, extensions and conversions may, in accordance with the provisions hereof, be combined at the end of existing Interest Periods to constitute a new LIBOR Rate Loan with a single Interest Period.

"Investment" has the meaning set forth in Section 6.5.

"Joinder Agreement" means a Joinder Agreement in substantially the form of Schedule 5.8, executed and delivered by each Person required to become a Guarantor in accordance with the provisions of Section 5.8.

"Lead Arranger" means Wachovia Capital Markets, LLC, together with its successors and assigns.

"Lenders" means each of the Persons identified as a "Lender" on the signature pages hereto, and their respective successors and assigns.

"Leverage Ratio" means, as of any date of determination, the ratio of (a) Consolidated Funded Debt as of such date to (b) Consolidated EBITDA for the period of the four prior fiscal quarters ending on such date.

"LIBOR" shall mean, for any LIBOR Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBOR01 Page (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason such rate is not available, then "LIBOR" shall mean the rate per annum at which, as determined by the Administrative Agent in accordance with its customary practices, Dollars in an amount comparable to the Term Loans then requested are being offered to leading banks at approximately 11:00 A.M. London time, two (2) Business Days prior to the commencement of the applicable Interest Period for settlement in immediately available funds by leading banks in the London interbank market for a period equal to the Interest Period selected.

"**LIBOR Lending Office**" means, initially, the office of each Lender designated as such Lender's LIBOR Lending Office on such Lender's Administrative Details Form; and thereafter, such other office of such Lender as such Lender may from time to time specify to the Administrative Agent and the Borrower as the office of such Lender at which the LIBOR Rate Loans of such Lender are to be made.

"**LIBOR Rate**" means a rate per annum (rounded upwards, if necessary, to the next higher 1/100th of 1%) determined by the Administrative Agent pursuant to the following formula:

$$\text{LIBOR Rate} = \frac{\text{LIBOR}}{1.00 - \text{Eurodollar Reserve Percentage}}$$

"**LIBOR Rate Loan**" means any Term Loan bearing interest at a rate determined by reference to the LIBOR Rate.

"**Lien**" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, encumbrance, lien (statutory or otherwise), preference, priority or charge of any kind (including any conditional sale or other title retention agreement, any financing or similar statement or notice filed under the Uniform Commercial Code as adopted and in effect in the relevant jurisdiction or other similar recording or notice statute, and any lease in the nature thereof).

"**Mandatory Cost Rate**" means, with respect to any period, a rate per annum determined in accordance with Schedule 1.1B.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets, or properties of the Borrower and its Subsidiaries taken as a whole.

"**Material Adverse Effect**" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or condition (financial or otherwise) of the Borrower and its Subsidiaries taken as a whole; (b) a material impairment of the ability of any Credit Party to perform its obligations under this Credit Agreement or any Note to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Credit Party of this Credit Agreement or any Note to which it is a party.

"**Materials of Environmental Concern**" means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials, or wastes, defined or regulated as such in or under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

"**Maturity Date**" means, as to each Lender, the third anniversary of the Closing Date.

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"Moody's" means Moody's Investors Service, Inc., or any successor or assignee of the business of such company in the business of rating securities.

"Multiemployer Plan" means a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Non-Guarantor Subsidiaries" means those Domestic Subsidiaries of the Borrower that are not Credit Parties hereunder.

"Note Purchase Agreement" means the Note Purchase Agreement, dated as of April 6, 2006, by and among the Borrower and the purchasers party thereto, with respect to the Senior Notes, in the initial aggregate principal amount of $150,000,000 and with a maximum aggregate principal amount of $650,000,000, as each of the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

"Notice of Extension/Conversion" means the written notice of extension or conversion in substantially the form of Schedule 2.3, as required by Section 2.3.

"OFAC" shall mean the U.S. Department of the Treasury's Office of Foreign Assets Control.

"Outstanding Amount" means, as of any date of determination, the aggregate outstanding principal amount of the Term Loans after giving effect to any prepayments or repayments of the Term Loans.

"Participant" has the meaning set forth in Section 10.6(b).

"Patriot Act" has the meaning set forth in Section 8.10.

"PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

"Permitted Acquisition" means any acquisition or any series of related acquisitions by the Borrower or any of its Subsidiaries of substantially all of the assets or a majority of the Voting Stock of a Person, or any division, line of business or other business unit of a Person (such Person or such division, line of business or other business unit of such Person referred to herein as the "Target"), in each case that is a type of business (or assets used in a type of business) permitted to be engaged in by the Credit Parties and their Subsidiaries pursuant to Section 6.3 hereof, so long as (a) no Default or Event of Default shall then exist or would exist after giving effect thereto, (b) the Credit Parties will be in compliance on a Pro Forma Basis with all of the terms and provisions of the financial covenants set forth in Section 5.9 after giving effect to such acquisition, (c) the Target executes a Joinder Agreement in accordance with, if required by, the terms of Section 5.8, (d) immediately after giving effect to such acquisition, there shall be at least $25,000,000 of borrowing availability under the Existing Facilities and (e) if the purchase price for such acquisition is in excess of $50,000,000, such acquisition (i) is not a "hostile" acquisition and has been approved by the board of directors and/or shareholders of Target and (ii) the Borrower delivers a certificate with respect to such acquisition in accordance with Section 5.2(e).

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"Permitted Investments" has the meaning set forth in Section 6.5.

"Permitted Liens" means:

(a)   Liens created by or otherwise existing, under or in connection with this Credit Agreement or the other Credit Documents in favor of the Lenders;

(b)   purchase money Liens securing purchase money indebtedness and Liens arising in connection with Capital Leases, to the extent each is permitted under Section 6.1(d);

(c)   Liens for taxes, assessments, charges or other governmental levies not yet due or as to which the period of grace, if any, related thereto has not expired or which are being contested in good faith by appropriate proceedings diligently pursued, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP (or, in the case of Subsidiaries with significant operations outside of the United States of America, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation);

(d)   carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings diligently pursued, provided that (i) any proceedings commenced for the enforcement of such Liens and encumbrances shall have been duly suspended and (ii) adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP (or, in the case of Subsidiaries with significant operations outside of the United States of America, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation);

(e)   pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(f)   Liens to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)   Liens existing on the Closing Date and set forth on Schedule 6.2; provided that no such Lien shall at any time be extended to cover property or assets other than the property or assets subject thereto on the Closing Date (other than improvements thereto or, if required by the terms of the document or instrument creating or governing such Lien as in effect on the Closing Date, additions thereto and replacements and substitutions therefor);

(h)   any Lien existing on any asset or assets of any Person at the time such Person becomes a Subsidiary and not created in contemplation of such event, any Lien on any specific tangible asset or assets of any Person existing at the time such Person is merged or consolidated with or into the Borrower or a Subsidiary, and any Lien existing on any asset or assets prior to the acquisition thereof by the Borrower or any Subsidiary and not created in contemplation of such acquisition; provided that in the case of any Lien permitted under this clause, any such Lien does not by its terms cover any such assets after the time the Borrower directly or indirectly acquires such assets that were not covered immediately prior thereto, and any such Lien does not by its terms secure any Indebtedness other than Indebtedness existing immediately prior to the time of acquisition of such assets;

(i)   Liens arising in the ordinary course of the Borrower's or any Subsidiary's business that (i) do not secure Indebtedness and (ii) do not in the aggregate materially detract from the value of its assets or materially impair the use thereof in the operation of its business;

(j)   Liens at any time of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which Borrower or a Subsidiary shall at any time in good faith be prosecuting an appeal or proceeding for a review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(k)   minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to the use of real properties, which customarily exist on properties of corporations engaged in similar activities and similarly situated and which do not in any event materially impair their use in the operation of the business of Borrower and the Subsidiaries;

(l)   (i) Liens in favor of a Credit Party securing Indebtedness of another Credit Party or a Non-Guarantor Subsidiary, and (ii) Liens in favor of a Non-Guarantor Subsidiary securing indebtedness of another Non-Guarantor Subsidiary;

(m)   customary rights of setoff, revocation, refund or chargeback under deposit agreements or under applicable law, of banks or other financial institutions where the Borrower or its Subsidiaries maintain deposits in the ordinary course of business;

(n)   any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses; provided that such extension, renewal or replacement Lien shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property);

(o)   Liens created by or otherwise existing, under or in connection with the Existing Facilities so long as the Credit Party Obligations are equally and ratably secured with such Liens; and

(p)   other Liens in addition to those permitted by the foregoing clauses securing Indebtedness in an aggregate amount not to exceed 15% of Consolidated Net Tangible Assets determined at such time.

"Person" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise (whether or not incorporated) or any Governmental Authority.

"Plan" means any employee benefit plan (as defined in Section 3(3) of ERISA) which is covered by ERISA and with respect to which any Credit Party or any ERISA Affiliate is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means the rate of interest per annum publicly announced from time to time by Wachovia as its prime commercial lending rate in effect at its principal office in Charlotte, North Carolina, with each change in the Prime Rate being effective on the date such change is publicly announced as effective (it being understood and agreed that the Prime Rate is a reference rate used by the Administrative Agent in determining interest rates on certain loans and is not intended to be the lowest rate of interest charged on any extension of credit by the Administrative Agent to any debtor).

"Pro Forma Basis" means, with respect to any transaction, that such transaction shall be deemed to have occurred as of the first day of the twelve-month period ending as of the most recent quarter end preceding the date of such transaction.

"Properties" has the meaning given to such term in Section 3.13(a).

"Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

"Purchasing Lenders" has the meaning set forth in Section 10.6(c).

"Recovery Event" means the receipt by the Borrower or any of its Subsidiaries of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective property or assets.

"Register" has the meaning set forth in Section 10.6(d).

"Regulation T, U, or X" means Regulation T, U or X, respectively, of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

"Reorganization" means, with respect to any Multiemployer Plan, the condition that such Plan is in reorganization within the meaning of such term as used in Section 4241 of ERISA.

"Related Fund" means, with respect to any Lender, any fund or trust or entity that invests in commercial bank loans in the ordinary course of business and is advised or managed by (a) such Lender, (b) an Affiliate of such Lender, (c) any other Lender or any Affiliate thereof or (d) the same investment advisor as any Person described in clauses (a) through (c).

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty-day notice period is waived under PBGC Reg. §4043.

"Required Lenders" means, at any time, Lenders having more than fifty percent (50%) of the Outstanding Amount; provided that the portion of the Outstanding Amount held or deemed held by a Defaulting Lender shall be excluded for purposes hereof in making a determination of Required Lenders.

"Requirement of Law" means, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or as to which such Person or any of its material property is subject.

"Responsible Officer" means any of the Chief Executive Officer, Chief Financial Officer, the Treasurer, the Controller or any Vice President of the Borrower.

"Restricted Payment" means (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of Capital Stock of the Borrower or any of its Subsidiaries, now or hereafter outstanding, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of the Borrower or any of its Subsidiaries, now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of the Borrower or any of its Subsidiaries, now or hereafter outstanding, or (d) any payment or prepayment of principal of, premium, if any, or interest on, redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any Subordinated Indebtedness; provided, however, earnout and other contingent payments owing or paid with respect to Permitted Acquisitions or acquisitions entered into prior to the date of this Agreement shall not be considered Restricted Payments.

"Sanctioned Entity" means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a person or entity resident in or determined to be resident in a country, that is subject to a country sanctions program administered and enforced by OFAC.

"Sanctioned Person" means a person named on the list of Specially Designated Nationals maintained by OFAC.

"Security" means "security" as defined in Section 2(1) of the Securities Act of 1933, as amended.

"Senior Notes" means (a) the Borrower's 5.54% Series 2006-A Senior Notes due April 6, 2016 and (b) any additional series of senior notes of the Borrower, in each case issued pursuant to the Note Purchase Agreement (or a supplement thereto) and with a maximum aggregate principal amount of $650,000,000.

"S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., or any successor or assignee of the business of such division in the business of rating securities.

"Significant Subsidiary" shall have the meaning set forth in Section 7.1(e).

"Single Employer Plan" means any Plan covered by title IV of ERISA which is not a Multiemployer Plan.

"Subordinated Indebtedness" means any Indebtedness (including, without limitation, any intercompany loans) incurred by any Credit Party that is specifically subordinated in right of payment to the prior payment of the Credit Party Obligations on terms acceptable to the Administrative Agent and the Lenders.

"Subsidiary" means, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power to elect a majority of the directors or other managers of such corporation, partnership, limited liability company or other entity (irrespective of whether or not at the time, any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) are at the time owned by such Person directly or indirectly through Subsidiaries. Unless otherwise identified, "Subsidiary" or "Subsidiaries" means Subsidiaries of the Borrower.

"Target" has the meaning set forth in the definition of Permitted Acquisition.

"Taxes" has the meaning set forth in Section 2.13.

"Term Loan" or "Term Loans" has the meaning set forth in Section 2.1(a).

"Term Loan Note" or "Term Loan Notes" means the promissory notes of the Borrower (if any) in favor of any of the Lenders evidencing the portion of the Term Loan provided by any such Lender pursuant to Section 2.1(a), in substantially the form attached as Schedule 2.1(d), as such promissory notes may be amended, modified, supplemented, extended, renewed or replaced from time to time.

"Type" means, as to any Term Loan, its nature as an Alternate Base Rate Loan or LIBOR Rate Loan, as the case may be.

"Voting Stock" means, with respect to any Person, Capital Stock issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

"Wachovia" means Wachovia Bank, National Association and its successors.

"Wholly-Owned Subsidiary" means, at any time, any Subsidiary of which all of the equity interests (except directors' qualifying shares or shares aggregating less than 1% of the outstanding shares of such Subsidiary which are owned by individuals) and voting interests are owned by any one or more of the Borrower and the Borrower's other Wholly-Owned Subsidiaries at such time.

1.2   Computation of Time Periods, Etc.

All time references in this Credit Agreement and the other Credit Documents shall be to Charlotte, North Carolina time unless otherwise indicated. For purposes of computation of periods of time hereunder, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding."

1.3   Accounting Terms.

Except as otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Lenders hereunder shall be prepared, in accordance with GAAP applied on a consistent basis. All calculations made for the purposes of determining compliance with this Credit Agreement (including, without limitation, calculation of the financial covenants set forth in Section 5.9) shall (except as otherwise expressly provided herein) be made by application of GAAP applied on a basis consistent with the most recent annual or quarterly financial statements delivered pursuant to Section 5.1 hereof (or, prior to the delivery of the first financial statements pursuant to Section 5.1, consistent with the annual audited financial statements referenced in Section 3.1); provided, however, if (a) the Borrower shall object to determining such compliance on such basis at the time of delivery of such financial statements due to any change in GAAP or the rules promulgated with respect thereto or (b) the Administrative Agent or the Required Lenders shall so object in writing within 30 days after delivery of such financial statements, then such calculations shall be made on a basis consistent with the most recent financial statements delivered by the Borrower to the Lenders as to which no such objection shall have been made.

SECTION 2
CREDIT FACILITY

2.1   Term Loan.

(a)   Term Loan. Subject to the terms and conditions hereof and in reliance upon the representations and warranties set forth herein, each Lender severally, but not jointly, agrees to make available to the Borrower (through the Administrative Agent) on the Closing Date such Lender's portion of a term loan (in the amount of its Commitment) in the aggregate principal amount of FIFTY MILLION DOLLARS ($50,000,000) (the "Term Loan") for the purposes hereinafter set forth. Upon receipt by the Administrative Agent of the proceeds of the Term Loan, such proceeds will then be made available to Borrower by the Administrative Agent by crediting the account of Borrower on the books of the office of the Administrative Agent specified in Section 10.2, or at such other office as the Administrative Agent may designate in writing, with the aggregate of such proceeds made available to the Administrative Agent by the Lenders and in like funds as received by the Administrative Agent (or by crediting such other account (s) as directed by Borrower). The Term Loan may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Borrower may request; provided, however, that the Term Loans made on the Closing Date may only consist of Alternate Base Rate Loans unless the Borrower delivers a funding indemnity letter, substantially in the form of Schedule 2.1(a), reasonably acceptable to the Administrative Agent not less than three (3) Business Days prior to the Closing Date. LIBOR Rate Loans shall be made by each Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office. Amounts repaid or prepaid on the Term Loan may not be reborrowed.

(b)   Repayment of Term Loan. The principal amount of the Term Loan shall be repaid in twelve (12) consecutive quarterly installments as follows, with the balance due on the Maturity Date, unless accelerated sooner pursuant to Section 7.2:

Principal Amortization Payment Dates	Term Loan Principal Amortization Payment
September 30, 2008	$1,250,000
December 31, 2008	$1,250,000
March 31, 2009	$1,250,000
June 30, 2009	$1,250,000
September 30, 2009	$1,250,000
December 31, 2009	$1,250,000
March 31, 2010	$1,250,000
June 30, 2010	$1,250,000
September 30, 2010	$1,250,000
December 30, 2010	$1,250,000
March 31, 2011	$1,250,000
June 30, 2011	$36,250,000 or the remaining principal amount of the Term Loan

(c)   Interest. Subject to the provisions of Section 2.2, the Term Loan shall bear interest as follows:

(i)   Alternate Base Rate Loans. During such periods as the Term Loans shall be comprised in whole or in part of Alternate Base Rate Loans, each such Alternate Base Rate Loan shall bear interest at a per annum rate equal to the Alternate Base Rate plus the Applicable Percentage; and

(ii)   LIBOR Rate Loans. During such periods as the Term Loan shall be comprised in whole or in part of LIBOR Rate Loans, each such LIBOR Rate Loan shall bear interest at a per annum rate equal to the LIBOR Rate plus the Applicable Percentage.

Interest on the Term Loan shall be payable in arrears on each applicable Interest Payment Date (or at such other times as may be specified herein).

(d)   Term Loan Notes; Covenant to Pay. The Borrower's obligation to pay each Lender shall be evidenced by this Agreement and, upon such Lender's request, by a duly executed promissory note of the Borrower to such Lender in substantially the form of Schedule 2.1(d) attached hereto. The Borrower covenants and agrees to pay the Term Loans in accordance with the terms of this Agreement and the Term Loan Note or Term Loan Notes.

2.2   Default Rate.

Upon the occurrence, and during the continuance, of an Event of Default, the principal of and, to the extent permitted by law, interest on the Term Loan and any other amounts owing hereunder or under the other Credit Documents shall, upon the election of the Required Lenders (except with respect to an Event of Default occurring under Section 7.1(e), in which case such interest rate increase shall be immediate) bear interest, payable on demand, at a per annum rate 2% greater than the interest rate which would otherwise be applicable (or if no rate is applicable, whether in respect of interest, fees or other amounts, then 2% greater than the Alternate Base Rate plus the Applicable Percentage).

2.3   Extension and Conversion.

The Borrower shall have the option, on any Business Day, (i) to extend any LIBOR Rate Loan into a subsequent permissible Interest Period, (ii) to convert Alternate Base Rate Loans into LIBOR Rate Loans or (iii) to convert all or any portion of a LIBOR Rate Loan into an Alternate Base Rate Loan; provided, however, that (a) except as expressly provided otherwise in this Credit Agreement, LIBOR Rate Loans may be converted into Alternate Base Rate Loans only on the last day of the Interest Period applicable thereto, (b) LIBOR Rate Loans may be extended, and Alternate Base Rate Loans may be converted into LIBOR Rate Loans, only if no Default or Event of Default has occurred and is continuing and (c) Term Loans extended as, or converted into, LIBOR Rate Loans shall be subject to the terms of the definition of "Interest Period" set forth in Section 1.1 and partial conversions shall be in an aggregate principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Any request for extension or conversion of a LIBOR Rate Loan which shall fail to specify an Interest Period shall be deemed to be a request for an Interest Period of one month. Each such extension or conversion shall be effected by the Borrower by giving a Notice of Extension/Conversion (or telephone notice promptly confirmed in writing) to the Administrative Agent prior to 11:00 A.M. on the Business Day of, in the case of the conversion of a LIBOR Rate Loan into a Alternate Base Rate Loan, and on the third Business Day prior to, in the case of the extension of a LIBOR Rate Loan as, or conversion of a Alternate Base Rate Loan into, a LIBOR Rate Loan, the date of the proposed extension or conversion, specifying (i) the date of the proposed extension or conversion, (ii) the Term Loans to be so extended or converted, (iii) the Types of Term Loans into which such Term Loans are to be converted and (iv) if applicable, the applicable Interest Periods with respect thereto. Each request for extension or conversion shall be irrevocable and shall constitute a representation and warranty by the Borrower that no Default or Event of Default has occurred and is continuing. If the Borrower fails to request extension or conversion of any LIBOR Rate Loan in accordance with this Section, or any such conversion or extension is not permitted or required by this Section, then such LIBOR Rate Loan shall be converted to an Alternate Base Rate Loan at the end of the Interest Period applicable thereto. The Administrative Agent shall give each Lender notice as promptly as practicable of any such proposed extension or conversion affecting any Term Loan.

2.4   Prepayments.

(a)   Voluntary Repayments. Term Loans may be repaid in whole or in part without premium or penalty; provided that (i) LIBOR Rate Loans may be repaid only upon three (3) Business Days' prior written notice to the Administrative Agent, and Alternate Base Rate Loans may be repaid only upon giving written notice to the Administrative Agent by 11 A.M. of the day of such repayment, (ii) repayments of LIBOR Rate Loans must be accompanied by payment of any amounts owing under Section 2.12, and (iii) partial repayments of the LIBOR Rate Loans shall be in minimum principal amount of $5,000,000, and in integral multiples of $1,000,000 in excess thereof (or, if less, the remaining amount thereof) and partial repayments of Alternate Base Rate Loans shall be in minimum principal amount of $1,000,000, and in integral multiples of $500,000 in excess thereof (or, if less, the remaining amount thereof).

(b)   Application. Unless otherwise specified by the Borrower, prepayments made hereunder shall be applied first to Alternate Base Rate Loans, and second to LIBOR Rate Loans in direct order of Interest Period maturities.

(c)   Hedging Obligations Unaffected. Any repayment or prepayment made pursuant to this Section 2.4 shall not affect the Borrower's obligation to continue to make payments under any Hedging Agreement with a Hedging Agreement Provider, which shall remain in full force and effect notwithstanding such repayment or prepayment, subject to the terms of such Hedging Agreement.

2.5   Fees.

(a)   Upfront Fee. The Borrower agrees to pay to the Administrative Agent, for the ratable benefit of the Lenders, an upfront fee as described in the Engagement Letter.

(b)   Administrative Agent's Fee. The Borrower agrees to pay to the Administrative Agent the annual administrative agent fee as described in the Engagement Letter.

(c)   Other Fees. The Borrower agrees to pay to the Administrative Agent for its own account fees in the amounts and at the times specified in the Engagement Letter.

2.6   Computation of Interest and Fees.

(a)   Interest payable hereunder with respect to Alternate Base Rate Loans based on the Prime Rate shall be calculated on the basis of a year of 365 days (or 366 days, as applicable) for the actual days elapsed. All other fees, interest and all other amounts payable hereunder shall be calculated on the basis of a 360 day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the Lenders of each determination of a LIBOR Rate on the Business Day of the determination thereof. Any change in the interest rate on a Term Loan resulting from a change in the Alternate Base Rate shall become effective as of the opening of business on the day on which such change in the Alternate Base Rate shall become effective. The Administrative Agent shall as soon as practicable notify the Borrower and the Lenders of the effective date and the amount of each such change.

(b)   Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Credit Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the computations used by the Administrative Agent in determining any interest rate.

2.7   Pro Rata Treatment and Payments.

(a)   The borrowing of the Term Loan and any reductions thereof shall be made pro rata according to the respective outstanding principal amount of the Term Loans held by each Lender. Each payment under this Credit Agreement or any Term Loan Note shall be applied (i) first, to any Fees then due and owing, (ii) second, to interest then due and owing in respect of the Term Loan and (iii) third, to principal then due and owing hereunder and under the Term Loan. Each voluntary repayment on account of principal of the Term Loan shall be applied in accordance with Section 2.4. All payments (including prepayments) to be made by the Borrower on account of principal, interest and fees shall be made without defense, set-off or counterclaim (except as provided in Section 2.13(b)) and shall be made to the Administrative Agent for the account of the Lenders at the Administrative Agent's office specified in Section 10.2 in immediately available funds and shall be made in Dollars not later than 1:00 P.M. on the date when due. The Administrative Agent shall distribute such payments to the Lenders entitled thereto promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the LIBOR Rate Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. If any payment on a LIBOR Rate Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day.

(b)   <u>Allocation of Payments After Event of Default</u>. Notwithstanding any other provision of this Credit Agreement to the contrary, after the occurrence and during the continuance of an Event of Default, all amounts collected or received by the Administrative Agent or any Lender on account of the Credit Party Obligations or any other amounts outstanding under any of the Credit Documents shall be paid over or delivered as follows:

FIRST, to the payment of all reasonable out-of-pocket costs and expenses (including without limitation reasonable attorneys' fees) of the Administrative Agent in connection with enforcing the rights of the Lenders under the Credit Documents;

SECOND, to payment of any fees owed to the Administrative Agent;

THIRD, to the payment of all reasonable out-of-pocket costs and expenses (including without limitation, reasonable attorneys' fees) of each of the Lenders in connection with enforcing its rights under the Credit Documents or otherwise with respect to the Credit Party Obligations owing to such Lender;

FOURTH, to the payment of all of the Credit Party Obligations consisting of accrued fees and interest (including, without limitation, accrued fees and interest arising under any Hedging Agreement with a Hedging Agreement Provider;

FIFTH, to the payment of the outstanding principal amount of the Credit Party Obligations (including with respect to any Hedging Agreement with a Hedging Agreement Provider, any breakage, termination or other payments due under such Hedging Agreement with a Hedging Agreement Provider and any interest accrued thereon);

SIXTH, to all other Credit Party Obligations and other obligations which shall have become due and payable under the Credit Documents or otherwise and not repaid pursuant to clauses "FIRST" through "FIFTH" above; and

SEVENTH, to the payment of the surplus, if any, to whoever may be lawfully entitled to receive such surplus.

In carrying out the foregoing, (i) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category and (ii) each of the Lenders and/or Hedging Agreement Providers shall receive an amount equal to its pro rata share (based on the proportion that the then outstanding Term Loans held by such Lender or the outstanding obligations payable to such Hedging Agreement Provider bears to the aggregate then outstanding Term Loans and obligations payable under all Hedging Agreements with a Hedging Agreement Provider) of amounts available to be applied pursuant to clauses "THIRD", "FOURTH", "FIFTH" and "SIXTH" above.

2.8   Non-Receipt of Funds by the Administrative Agent.

(a)   Unless the Administrative Agent shall have been notified in writing by the Borrower, prior to the date on which any payment is due from it hereunder (which notice shall be effective upon receipt) that the Borrower does not intend to make such payment, the Administrative Agent may assume that such Borrower has made such payment when due, and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to each Lender on such payment date an amount equal to the portion of such assumed payment to which such Lender is entitled hereunder, and if the Borrower has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, repay to the Administrative Agent the amount made available to such Lender. If such amount is repaid to the Administrative Agent on a date after the date such amount was made available to such Lender, such Lender shall pay to the Administrative Agent on demand interest on such amount in respect of each day from the date such amount was made available by the Administrative Agent at a per annum rate equal to, if repaid to the Administrative Agent within two (2) days from the date such amount was made available by the Administrative Agent, the Federal Funds Rate and thereafter at a rate equal to the Alternate Base Rate.

(b)   A certificate of the Administrative Agent submitted to the Borrower or any Lender with respect to any amount owing under this Section 2.8 shall be conclusive in the absence of manifest error.

2.9   Inability to Determine Interest Rate.

Notwithstanding any other provision of this Credit Agreement, if (a) the Administrative Agent shall reasonably determine (which determination shall be conclusive and binding absent manifest error) that, by reason of circumstances affecting the relevant market, reasonable and adequate means do not exist for ascertaining LIBOR for such Interest Period, or (b) the Required Lenders shall reasonably determine (which determination shall be conclusive and binding absent manifest error) that the LIBOR Rate does not adequately and fairly reflect the cost to such Lenders of funding LIBOR Rate Loans that the Borrower has requested be outstanding as a LIBOR tranche during such Interest Period, the Administrative Agent shall forthwith give telephone notice of such determination, confirmed in writing, to the Borrower, and the Lenders at least two Business Days prior to the first day of such Interest Period. If such notice is given (a) any affected LIBOR Rate Loans requested to be made on the first day of such Interest Period shall be made, at the sole option of the Borrower, in Dollars as Alternate Base Rate Loans or such request shall be cancelled and (b) any affected Term Loans that were to have been converted on the first day of such Interest Period to or continued as LIBOR Rate Loans shall be converted to or continued, at the sole option of the Borrower, in Dollars as Alternate Base Rate Loans or such request shall be cancelled. Until any such notice has been withdrawn by the Administrative Agent, no further Term Loans shall be made as, continued as, or converted into, LIBOR Rate Loans for the Interest Periods so affected. The Administrative Agent shall withdraw any notice given pursuant to this Section at such time as the condition giving rise to such notice is reasonably determined by the Administrative Agent to no longer be applicable.

2.10   Illegality.

(a)   Notwithstanding any other provision of this Credit Agreement, if the adoption of or any change in any Requirement of Law or in the interpretation or application thereof by the relevant Governmental Authority to any Lender shall make it unlawful for such Lender or its LIBOR Lending Office to make or maintain LIBOR Rate Loans as contemplated by this Credit Agreement or to obtain in the interbank eurodollar market through its LIBOR Lending Office the funds with which to make such Term Loans, then such Lender shall be an "Affected Lender" and by written notice to the Borrower and to the Administrative Agent:

(i)   such Lender may declare that LIBOR Rate Loans will not thereafter (for the duration of such unlawfulness or impossibility) be made by such Lender hereunder, whereupon any request for a LIBOR Rate Loan shall, as to such Lender only be deemed a request for a Alternate Base Rate Loan (unless it should also be illegal for the Affected Lender to provide an Alternate Base Rate Loan, in which case such Term Loan shall bear interest at a commensurate rate to be agreed upon by the Administrative Agent and the Affected Lender, and so long as no Event of Default shall have occurred and be continuing, the Borrower), unless such declaration shall be subsequently withdrawn; and

(ii)   such Lender may require that all outstanding LIBOR Rate Loans made by it be converted to Alternate Base Rate Loans, in which event all such LIBOR Rate Loans shall be automatically converted to Alternate Base Rate Loans as of the effective date of such notice as provided in paragraph (b) below.

If any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal which would otherwise have been applied to repay the LIBOR Rate Loans that would have been made by such Lender or the converted LIBOR Rate Loans of such Lender shall instead be applied to repay the Alternate Base Rate Loans made by such Lender in lieu of, or resulting from the conversion, of such LIBOR Rate Loans. An Affected Lender shall withdraw any notice given pursuant to this Section at such time as the condition giving rise to such notice is reasonably determined by such Affected Lender to no longer be applicable.

(b)   Each Lender agrees to use reasonable efforts (including reasonable efforts to change its LIBOR Lending Office, as the case may be) to avoid or to minimize any amounts which might otherwise be payable pursuant to this Section 2.10; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens deemed by such Lender in its sole discretion to be material.

(c)   For purposes of this Section 2.10, a notice to the Borrower by any Lender shall be effective as to each such Term Loan, if lawful, on the last day of the Interest Period currently applicable to such Term Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower.

2.11   Requirements of Law.

(a)   If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i)   shall subject such Lender to any tax of any kind whatsoever with respect to any LIBOR Rate Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for both Taxes and changes in the rate of tax on the overall net income or profits of such Lender, or franchise taxes in lieu thereof);

(ii)   shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender which is not otherwise included in the determination of the LIBOR Rate hereunder; or

(iii)   shall impose on such Lender any other condition;

and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining LIBOR Rate Loans or to reduce any amount receivable hereunder or under any Note, then, in any such case, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such additional cost or reduced amount receivable which such Lender reasonably deems to be material as determined by such Lender with respect to its LIBOR Rate Loans; provided, however, the Borrower shall not be obligated to compensate such Lender for such additional cost or reduced amount receivable for any period more than 180 days prior to the date the Borrower receives a certificate submitted by such Lender, through the Administrative Agent, to the Borrower setting forth the amounts claimed pursuant to this Section by such Lender. A certificate as to any additional amounts payable pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Borrower shall be conclusive in the absence of manifest error. Each Lender agrees to use reasonable efforts (including reasonable efforts to change its LIBOR Lending Office, as the case may be) to avoid or to minimize any amounts which might otherwise be payable pursuant to this paragraph of this Section; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens deemed by such Lender in its sole discretion to be material.

(b)   If any Lender shall have reasonably determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any central bank or Governmental Authority made subsequent to the date hereof does or shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount reasonably deemed by such Lender in its sole discretion to be material, then from time to time, within fifteen (15) days after demand by such Lender, the Borrower shall pay to such Lender such additional amount as shall be certified by such Lender as being required to compensate it for such reduction; provided, however, the Borrower shall not be obligated to compensate such Lender for such additional amount for any period more than 180 days prior to the date the Borrower receives a certificate submitted by such Lender, through the Administrative Agent, to the Borrower setting forth the amounts claimed pursuant to this Section by such Lender. Such a certificate as to any additional amounts payable under this Section submitted by a Lender (which certificate shall include a description of the basis for the computation), through the Administrative Agent, to the Borrower shall be conclusive absent manifest error.

(c)   The agreements in this <u>Section 2.11</u> shall survive the termination of this Credit Agreement and payment of the Term Loans and all other amounts payable hereunder.

2.12   <u>Indemnity</u>.

The Borrower hereby agrees to indemnify each Lender and to hold such Lender harmless from any funding loss or expense (but excluding any loss of anticipated profits) which such Lender may sustain or incur as a consequence of (a) default by the Borrower in payment of the principal amount of or interest on any LIBOR Rate Loan by such Lender in accordance with the terms hereof, (b) default by the Borrower in accepting a LIBOR Rate Loan borrowing after the Borrower has given a notice in accordance with the terms hereof, (c) default by the Borrower in making any repayment of a LIBOR Rate Loan after the Borrower has given a notice in accordance with the terms hereof, and/or (d) the making by the Borrower of a repayment or prepayment of a LIBOR Rate Loan, or the conversion thereof, on a day which is not the last day of the Interest Period with respect thereto, in each case including, but not limited to, any such loss or expense (but excluding any loss of anticipated profits) arising from interest or fees payable by such Lender to lenders of funds obtained by it in order to maintain its LIBOR Rate Loans hereunder. A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender, through the Administrative Agent, to the Borrower (which certificate must be delivered to the Administrative Agent within thirty days following such default, repayment, prepayment or conversion) shall be conclusive in the absence of manifest error. The agreements in this <u>Section 2.12</u> shall survive termination of this Credit Agreement and payment of the Term Loans and all other amounts payable hereunder.

2.13   <u>Taxes</u>.

(a)   All payments made by the Borrower hereunder or under any Term Loan Note will be, except as provided in <u>Section 2.13(b)</u>, made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any Governmental Authority or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding any tax imposed on or measured by the net income or profits of a Lender, or franchise taxes in lieu thereof, pursuant to the laws of the jurisdiction in which it is organized or the jurisdiction in which the principal office or applicable lending office of such Lender is located or any subdivision thereof or therein) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, levies, imposts, duties, fees, assessments or other charges being referred to collectively as "<u>Taxes</u>"). If any Taxes are so levied or imposed, the Borrower agrees to pay the full amount of such Taxes, and such additional amounts as may be necessary so that every payment of all amounts due under this Credit Agreement or under any Note, after withholding or deduction for or on account of any Taxes, will not be less than the amount provided for herein or in such Note. The Borrower will furnish to the Administrative Agent as soon as reasonably practicable after the date the payment of any Taxes is due pursuant to applicable law certified copies (to the extent reasonably available and required by law) of tax receipts evidencing such payment by the Borrower. The Borrower agrees to indemnify and hold harmless each Lender, and reimburse such Lender upon its written request, for the amount of any Taxes so levied or imposed and paid by such Lender.

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(b)   Each Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) agrees to deliver to the Borrower and the Administrative Agent on or prior to the Closing Date, or in the case of a Lender that is an assignee or transferee of an interest under this Credit Agreement pursuant to Section 10.6 (unless the respective Lender was already a Lender hereunder immediately prior to such assignment or transfer), on the date of such assignment or transfer to such Lender, (i) if the Lender is a "bank" within the meaning of Section 881(c)(3)(A) of the Code, two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN or W-8ECI (or successor forms) certifying such Lender's entitlement to a complete exemption from United States withholding tax with respect to payments to be made under this Credit Agreement and under any Note, or (ii) if the Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, either Internal Revenue Service Form W-8BEN or W-8ECI as set forth in clause (i) above, or (x) a certificate substantially in the form of Schedule 2.13 (any such certificate, a "2.13 Certificate") and (y) two accurate and complete original signed copies of Internal Revenue Service Form W-8 (or successor form) certifying such Lender's entitlement to an exemption from United States withholding tax with respect to payments of interest to be made under this Credit Agreement and under any Note. In addition, each Lender agrees that it will deliver upon the Borrower's request updated versions of the foregoing, as applicable, whenever the previous certification has become obsolete or inaccurate in any material respect, together with such other forms as may be required in order to confirm or establish the entitlement of such Lender to a continued exemption from or reduction in United States withholding tax with respect to payments under this Credit Agreement and any Note. Notwithstanding anything to the contrary contained in Section 2.13(a), but subject to the immediately succeeding sentence, (x) the Borrower shall be entitled, to the extent it is required to do so by law, to deduct or withhold Taxes imposed by the United States (or any political subdivision or taxing authority thereof or therein) from interest, fees or other amounts payable hereunder for the account of any Lender which is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) for U.S. Federal income tax purposes to the extent that such Lender has not provided to the Borrower U.S. Internal Revenue Service Forms that establish a complete exemption from such deduction or withholding and (y) the Borrower shall not be obligated pursuant to Section 2.13(a) hereof to gross-up payments to be made to a Lender in respect of Taxes imposed by the United States if (I) such Lender has not provided to the Borrower the Internal Revenue Service Forms required to be provided to the Borrower pursuant to this Section 2.13(b) or (II) in the case of a payment, other than interest, to a Lender described in clause (ii) above, to the extent that such Forms do not establish a complete exemption from withholding of such Taxes. Notwithstanding anything to the contrary contained in the preceding sentence or elsewhere in this Section 2.13, the Borrower agrees to pay additional amounts and to indemnify each Lender in the manner set forth in Section 2.13(a) (without regard to the identity of the jurisdiction requiring the deduction or withholding) in respect of any amounts deducted or withheld by it as described in the immediately preceding sentence as a result of any changes after the Closing Date in any applicable law, treaty, governmental rule, regulation, guideline or order, or in the interpretation thereof, relating to the deducting or withholding of Taxes.

(c)   Each Lender agrees to use reasonable efforts (including reasonable efforts to change its LIBOR Lending Office, as the case may be) to avoid or to minimize any amounts which might otherwise be payable pursuant to this Section 2.13; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens deemed by such Lender in its sole discretion to be material.

(d)   If the Borrower pays any additional amount pursuant to this Section 2.13 with respect to a Lender, such Lender shall use reasonable efforts to obtain a refund of tax or credit against its tax liabilities on account of such payment; provided that such Lender shall have no obligation to use such reasonable efforts if either (i) it is in an excess foreign tax credit position or (ii) it believes in good faith, in its sole discretion, that claiming a refund or credit would cause adverse tax consequences to it. If such Lender receives such a refund or credit, such Lender shall pay to the Borrower an amount that such Lender reasonably determines is equal to the net tax benefit obtained by such Lender as a result of such payment by the Borrower. If no refund or credit is obtained with respect to the Borrower's payments to such Lender pursuant to this Section 2.13, then such Lender shall upon request provide a certification that such Lender has not received a refund or credit for such payments. Nothing contained in this Section 2.13 shall require a Lender to disclose or detail the basis of its calculation of the amount of any tax benefit or any other amount or the basis of its determination referred to in the proviso to the first sentence of this Section 2.13 to the Borrower or any other party.

(e)   The agreements in this Section 2.13 shall survive the termination of this Credit Agreement and the payment of the Term Loans and all other amounts payable hereunder.

2.14   Replacement of Lenders.

The Borrower shall be permitted to replace with a financial institution, acceptable to the Administrative Agent, any Lender (other than Wachovia Bank, National Association) that (a) requests reimbursement for amounts owing pursuant to 2.10, 2.11 or 2.13 (a) or (b) is then in default of its obligation to make Term Loans hereunder; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender shall not have taken action under Section 2.10, 2.11(a) or 2.13(c), as applicable, to successfully eliminate the continued need for payment of amounts owing pursuant to Section 2.10, 2.11 or 2.13(a), as applicable, (iv) the replacement financial institution shall purchase, at par, all Term Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (v) the Borrower shall be liable to such replaced Lender under Section 2.12 if any LIBOR Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replacement financial institution, if not already a Lender, shall be reasonably satisfactory to the Administrative Agent, (vii) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (viii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.10, 2.11 or 2.13(a), as the case may be, and (ix) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. If any replaced Lender fails to execute the agreements required under Section 10.6 in connection with an assignment pursuant to this Section 2.14, the Borrower may, upon two (2) Business Days' prior notice to such replaced Lender, execute such agreements on behalf of such replaced Lender. A Lender shall not be required to be replaced if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such replacement cease to apply.

2.15   Lender Representation and Warranty.

Each Lender represents and warrants to the Credit Parties for the purpose of making the representation and warranty in Section 3.7(e) that (i) no part of any of the funds, monies, assets or other consideration to be used for the funding of any Term Loan or other extension of credit under this Credit Agreement or other Credit Document shall constitute "plan assets" as defined in ERISA and (ii) the rights, benefits and interests of the Lenders under this Credit Agreement and other Credit Documents will not be "plan assets" under ERISA.

SECTION 3
REPRESENTATIONS AND WARRANTIES

To induce the Lenders to enter into this Credit Agreement and to make Term Loans herein provided for, the Credit Parties hereby represent and warrant to the Administrative Agent and to each Lender that:

3.1   Financial Statements.

The Borrower has delivered to the Administrative Agent copies of the financial statements of the Borrower and its Subsidiaries referenced in Section 4.1(g). The financial statements described in Sections 4.1(g)(ii) and (iii) (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Borrower and its Subsidiaries as of the respective dates specified in such financial statements and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments and the absence of footnotes).

3.2   Organization; Existence.

Each of the Credit Parties is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign entity and is in good standing under the laws of each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Credit Parties has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Credit Agreement and the other Credit Documents and to perform the provisions hereof and thereof.

3.3   Authorization; Power; Enforceable Obligations.

This Credit Agreement and the other Credit Documents have been duly authorized by all necessary corporate action on the part of the Borrower and the other Credit Parties, and this Credit Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Credit Parties executing such documents enforceable against such Credit Parties in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law.

3.4   Consent; Government Authorizations.

No approval, consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with acceptance of extensions of credit by the Borrower or the making of the guaranties hereunder or with the execution, delivery or performance of any Credit Documents by the other Credit Parties (other than those which have been obtained) or with the validity or enforceability of any Credit Document against the Credit Parties, except such filings as are required to be made with and have been, or will be, made on a timely basis with, the United States Securities and Exchange Commission.

3.5   No Material Litigation.

(a)   There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any Subsidiary or any property of the Borrower or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b)   Neither the Borrower nor any Subsidiary is in default under any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.6   Taxes.

The Borrower and its Subsidiaries have filed all tax returns (federal, state, local and foreign) that are required to have been filed in any jurisdiction, and have paid all income taxes shown to be due and payable (including interest and penalties) on such returns and all other taxes and assessments payable by them, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Borrower or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. None of the Credit Parties or their respective Subsidiaries are aware, as of the Closing Date, of any proposed tax assessments against it or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect.

3.7   ERISA.

(a)Each Credit Party and each ERISA Affiliate have operated and administered each Plan (other than Multiemployer Plans) in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and would not reasonably be expected to result in a Material Adverse Effect. Neither any Credit Party nor any ERISA Affiliate has incurred any liability pursuant to Title IV of ERISA (other than for premiums payable to the PBGC not yet due) or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA) or for failure to comply with the provisions of Title I of ERISA, in each case which has not been satisfied, and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by any Credit Party or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of any Credit Party or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions including Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b)   The present value of all accrued benefits, whether or not vested, under all Single Employer Plans, determined with respect to each Single Employer Plan, as of the most recent valuation date prior to the date on which this representation is made on the basis of the actuarial assumptions specified for funding purposes in the Single Employer Plan's most recent actuarial valuation report, did not exceed the fair market value of the assets of the Single Employer Plans by more than $40,000,000 in the aggregate for all such Plans.

(c)   Neither any Credit Party nor any ERISA Affiliate has incurred any withdrawal liabilities under Section 4201 of ERISA that have not been satisfied or is subject to contingent withdrawal liabilities under Section 4204 of ERISA with respect to any Multiemployer Plan that individually or in the aggregate are Material. Neither any Credit Party nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in Reorganization, Insolvency, or has been terminated (within the meaning of Title IV of ERISA), and, to the knowledge of the Credit Parties, no Multiemployer Plan is reasonably expected to be in Reorganization, Insolvency, or terminated.

(d)   The aggregate expected post-retirement benefit obligation (determined with respect to a Credit Party as of the last day of the Credit Party's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code or similar state law) of the Credit Parties and their Subsidiaries would not reasonably be expected to have a Material Adverse Effect.

(e)   The execution and delivery of this Credit Agreement and the other Credit Documents hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code. The representation and warranty of the Credit Parties in the preceding sentence is made on reliance upon and subject to the accuracy of the Lenders' representations in Section 2.15 and any Transferee's representations made pursuant to Section 10.6(i).

3.8   Governmental Regulations, Etc.

(a)   No part of the proceeds of the Term Loans hereunder will be used, directly or indirectly, for the purpose of purchasing or carrying any "margin stock" within the meaning of Regulation U. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form U-1 referred to in said Regulation U. No Indebtedness being reduced or retired out of the proceeds of the Term Loans hereunder was or will be incurred for the purpose of purchasing or carrying any margin stock within the meaning of Regulation U or any "margin security" within the meaning of Regulation T. "Margin stock" within the meaning of Regulation U does not constitute more than 25% of the value of the Consolidated Assets of the Borrower and its Subsidiaries. Neither the execution and delivery hereof by the Borrower, nor the performance by it of any of the transactions contemplated by this Credit Agreement (including, without limitation, the direct or indirect use of the proceeds of the Term Loans) will violate or result in a violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or regulations issued pursuant thereto, or Regulation T, U or X.

(b)   The Borrower is not (i) an "investment company" registered or required to be registered under the Investment Company Act of 1940, as amended, and is not controlled by such a company, or (ii) a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(c)   The use of the proceeds of the Term Loans hereunder will not violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, none of the Credit Parties is or will (i) become a person whose property or interest in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (ii) to the best of its knowledge, engage in any dealings or transactions relating to any property or interests in property blocked pursuant to Executive Order 13224.

3.9   Subsidiaries.

(a)   Schedule 3.9 is (except as noted therein) a complete and correct list as of the date hereof of the Borrower's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Borrower and each other Subsidiary.

(b)   All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 3.9 as being owned by the Borrower and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Borrower or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 3.9).

(c)   Each Subsidiary identified in Schedule 3.9 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (if such jurisdiction provides for such a concept), and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

3.10   Use of Proceeds.

The Extensions of Credit will be used solely (a) to refinance certain existing Indebtedness and to pay fees and expenses in connection herewith and therewith and (b) to provide for the working capital and general corporate requirements of the Borrower, including Permitted Acquisitions and dividends and stock repurchases permitted hereunder.

3.11   Contractual Obligations; Compliance with Laws; No Conflicts.

The execution, delivery and performance by the Borrower and the other Credit Parties, as applicable, of this Credit Agreement and the other Credit Documents will not (a) result in the creation of any Lien in respect of any property of the Borrower or any Subsidiary under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other Material agreement or instrument to which the Borrower or any Subsidiary is bound or by which the Borrower or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Borrower or any Subsidiary, (c) violate any Requirement of Law applicable to the Borrower or any of its Subsidiaries (except those as to which waivers or consents have been obtained) or (d) conflict with, result in a breach of or constitute a default under (i) the articles of incorporation, bylaws or other organizational documents of such Person, (ii) any Material indenture, agreement or other instrument to which such Person is a party or by which any of its properties may be bound or (iii) any approval of any Governmental Authority relating to such Person.

3.12   Accuracy and Completeness of Information.

All factual information heretofore, contemporaneously or hereafter furnished by or on behalf of the Borrower or any Credit Party in writing to the Administrative Agent or any Lender for purposes of or in connection with this Credit Agreement or any other Credit Document, or any transaction contemplated hereby or thereby, is or will be true and accurate in all material respects as of the date stated therein and not incomplete by omitting to state any material fact necessary to make such information not misleading provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time. There is no fact now known to the Borrower or any Credit Party which has, or would reasonably be expected to have, a Material Adverse Effect which fact has not been set forth herein, in the financial statements of the Borrower furnished to the Administrative Agent and/or the Lenders, or in any certificate, opinion or other written statement made or furnished by the Borrower or any Credit Party to the Administrative Agent and/or the Lenders.

3.13   Environmental Matters.

(a)   Except where such violation or liability would not reasonably be expected to have a Material Adverse Effect, the facilities and properties owned, leased or operated by any of the Credit Parties and their Subsidiaries (the "Properties") do not contain any Materials of Environmental Concern in amounts or concentrations which (i) constitute a violation of, or (ii) have resulted in liability under, any Environmental Law.

(b)   Except where such violation would not reasonably be expected to have a Material Adverse Effect, (i) the Properties and all operations of the Credit Parties and their Subsidiaries at the Properties are in compliance, and have in the last five years been in compliance, in all material respects with all applicable Environmental Laws, and (ii) there is no contamination at or under the Properties or violation of any Environmental Law with respect to the Properties or the business operated by any of the Credit Parties (the "Business").

(c)   Neither the Borrower nor any of its Subsidiaries has received any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the Business which would reasonably be expected to have a Material Adverse Effect, nor does the Borrower nor any of its Subsidiaries have knowledge of any such threatened notice.

(d)   Except where such violation or liability would not reasonably be expected to have a Material Adverse Effect, (i) Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location which has given rise to liability under any Environmental Law, and (ii) Materials of Environmental Concern have not been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that has given rise to liability under, any applicable Environmental Law.

(e)   Except where such proceeding or action would not reasonably be expected to have a Material Adverse Effect, (i) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of any Credit Party, threatened, under any Environmental Law to which any of the Credit Parties is or will be named as a party with respect to the Properties or the Business, and (ii) there are no consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial directives outstanding under any Environmental Law with respect to the Properties or the Business.

(f)   Except where such violation or liability would not reasonably be expected to have a Material Adverse Effect, there has been no release or threat of release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of any of the Credit Parties in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner requiring remediation under Environmental Laws.

3.14   No Burdensome Restrictions.

None of the Borrower or any of its Subsidiaries is a party to any agreement or instrument or subject to any other obligation or any charter or corporate restriction which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.15   Title to Property.

The Borrower and its Subsidiaries have good and sufficient title to their respective Material properties, including all such properties reflected in the most recent audited balance sheet referred to in Section 3.1 and Section 5.1 or purported to have been acquired by the Borrower or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business or as otherwise permitted hereunder), in each case free and clear of Liens prohibited by this Credit Agreement, except for those defects in title and Liens that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.16   Insurance.

The present insurance coverage of the Borrower and its Subsidiaries is outlined as to carrier, policy number, expiration date, type and amount on Schedule 3.16 and such insurance coverage complies with the requirements set forth in Section 5.5.

3.17   Licenses and Permits.

The Borrower and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, required for the continued conduct of their business, that are Material, without known conflict with the rights of others, except for those conflicts or failures to own or possess that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.18   Anti-Terrorism Laws.

Neither the making of the Term Loans hereunder nor the Borrower's use of the proceeds thereof will violate the Patriot Act, the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, or is in violation of any Federal statute or Presidential Executive Order, including without limitation Executive Order 13224 66 Fed. Reg. 49079 (September 25, 2001) (Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit or Support Terrorism) (collectively, "Anti-Terrorism Laws").

3.19   Labor Matters.

There are no collective bargaining agreements covering the employees of the Credit Parties as of the Closing Date, other than as set forth in Schedule 3.19 hereto, and none of the Credit Parties has suffered any material strikes, walkouts, work stoppages or other material labor difficulty within the five years prior to the date hereof, other than as set forth in Schedule 3.19 hereto.

3.20   Compliance with OFAC Rules and Regulations.

(a)   None of the Credit Parties or their Subsidiaries or their respective Affiliates is in violation of and shall not violate any of the country or list based economic and trade sanctions administered and enforced by OFAC that are described or referenced at http://www.ustreas.gov/offices/enforcement/ofac/ or as otherwise published from time to time.

(b)   None of the Credit Parties or their Subsidiaries or their respective Affiliates (i) is a Sanctioned Person or a Sanctioned Entity, (ii) has a more than 10% of its assets located in Sanctioned Entities, or (iii) derives more than 10% of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. The proceeds of any Term Loan will not be used and have not been used to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Entity.

Section 3.21   Compliance with FCPA.

Each of the Credit Parties and their Subsidiaries is in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, *et seq.*, and any foreign counterpart thereto. No part of the proceeds of the Term Loans will be used to make a payment (a) in order to assist in obtaining or retaining business for or with, or directing business to, any foreign official, foreign political party, party official or candidate for foreign political office, (b) to a foreign official, foreign political party or party official or any candidate for foreign political office, and (c) with the intent to induce the recipient to misuse his or her official position to direct business wrongfully to such Credit Party or its Subsidiary or to any other Person, in violation of the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, *et seq.*

SECTION 4
CONDITIONS

4.1   Conditions to Closing.

This Credit Agreement shall become effective upon, and the obligation of each Lender to make the initial Term Loans is subject to, the satisfaction of the following conditions precedent:

(a)   Execution of Credit Agreement and Credit Documents. Receipt by the Administrative Agent of (i) multiple counterparts of this Credit Agreement and (ii) for the account of each Lender that requests a Term Loan Note, in each case executed by a duly authorized officer of each party thereto and in each case conforming to the requirements of this Credit Agreement.

(b)   Legal Opinion. Receipt by the Administrative Agent of a legal opinion of counsel to the Credit Parties relating to this Credit Agreement and the other Credit Documents and the transactions contemplated herein and therein, in form and substance reasonably acceptable to the Administrative Agent.

(c)   [Reserved.]

(d)   Corporate Documents. Receipt by the Administrative Agent of the following (or their equivalent), each (other than with respect to clause (iv)) certified by the secretary or assistant secretary of the Borrower as of the Closing Date to be true and correct and in force and effect pursuant to a certificate substantially in the form attached hereto as Schedule 4.1(d):

(i)   Articles of Incorporation. Copies of the articles of incorporation or charter documents of the Credit Parties certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state of its organization.

(ii)   Resolutions. Copies of resolutions of the board of directors or comparable managing body of the Credit Parties approving and adopting the respective Credit Documents, the transactions contemplated therein and authorizing execution and delivery thereof.

(iii) <u>Bylaws</u>. Copies of the bylaws, operating agreement or partnership agreement of the Credit Parties certified by a secretary or assistant secretary as of the Closing Date to be true and correct and in force and effect as of such date.

(iv) <u>Good Standing</u>. Copies, where applicable, of certificates of good standing, existence or its equivalent of each of the Credit Parties certified as of a recent date by the appropriate Governmental Authorities of the State of organization.

(e) <u>Officer's Certificate</u>. Receipt by the Administrative Agent of a certificate, in form and substance reasonably satisfactory to it, of a Responsible Officer certifying that immediately after giving effect to this Credit Agreement (including the initial Extensions of Credit hereunder), the other Credit Documents, and all the transactions contemplated therein or thereby to occur on such date, (i) no Default or Event of Default exists and (ii) all representations and warranties contained herein and in the other Credit Documents are true and correct in all material respects.

(f) <u>Account Designation Letter</u>. Receipt by the Administrative Agent of an executed counterpart of the Account Designation Letter.

(g) <u>Financial Information</u>. Receipt by the Administrative Agent of (i) three-year financial and operational projections for the Borrower and its Subsidiaries together with a reasonably detailed explanation of all management assumptions contained therein, which projections shall be in form and substance satisfactory to the Administrative Agent and the Lenders, (ii) the final audited financial statements of the Borrower for the twelve month period ending December 29, 2007 and (iii) the unaudited quarterly financial statements of the Borrower for the quarter ending March 29, 2008.

(h) <u>Capital Structure/Other Documentation</u>. Receipt by the Administrative Agent of any information requested by it relating to the corporate and capital structure of the Borrower and its Subsidiaries.

(i) <u>Flow of Funds</u>. Receipt by the Administrative Agent of a sources and uses table and payment instructions with respect to each wire transfer to be made by the Administrative Agent on behalf of the Lenders or the Borrower on the Closing Date setting forth the amount of such transfer, the purpose of such transfer, the name and number of the account to which such transfer is to be made, the name and ABA number of the bank or other financial institution where such account is located and the name and telephone number of an individual that can be contacted to confirm receipt of such transfer.

(j) <u>Repayment of Existing Indebtedness</u>. All existing Indebtedness for borrowed money of the Borrower and its Subsidiaries (excluding Indebtedness not prohibited under Section 6.1) shall have been repaid in full and terminated and the Administrative Agent shall have received such evidence of such repayment and termination as the Administrative Agent may reasonably require.

(k)   Consents. The Administrative Agent shall have received evidence that all necessary governmental, corporate, shareholder and third party consents and approvals, if any, in connection with the financings and other transactions contemplated hereby have been received and no condition exists which would reasonably be likely to restrain, prevent or impose any material adverse conditions on the transactions contemplated hereby.

(l)   No Material Adverse Change. No material adverse change shall have occurred since December 29, 2007 in the business, assets, liabilities, or condition (financial or otherwise) of the Borrower and its Subsidiaries taken as a whole.

(m)   Litigation. There shall not exist any pending or, to the knowledge of the Borrower, threatened litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to any Credit Party or any of its Subsidiaries, this Agreement and the other Credit Documents that has not been settled, dismissed, vacated, discharged or terminated prior to the Closing Date which would reasonably be expected to have a Material Adverse Effect.

(n)   Fees. Receipt by the Administrative Agent and the Lenders of all fees, if any, then owing pursuant to the Engagement Letter, Section 2.5 or pursuant to any other Credit Document.

(o)   Patriot Act Certificate. The Administrative Agent shall have received a certificate satisfactory thereto, for benefit of itself and the Lenders, provided by the Borrower that sets forth information required by the Patriot Act including, without limitation, the identity of the Borrower, the name and address of the Borrower and other information that will allow the Administrative Agent or any Lender, as applicable, to identify the Borrower in accordance with the Patriot Act.

(p)   Additional Matters. All other documents and legal matters in connection with the transactions contemplated by this Credit Agreement shall be reasonably satisfactory in form and substance to the Administrative Agents and the Required Lenders.

SECTION 5
AFFIRMATIVE COVENANTS

The Credit Parties covenant and agree that on the Closing Date, and so long as this Credit Agreement is in effect and until no Term Loans remain outstanding and all amounts owing hereunder or under any other Credit Document or in connection herewith or therewith have been paid in full, the Credit Parties shall, and shall cause each Subsidiary to:

5.1   Financial Statements.

Furnish, or cause to be furnished, to the Administrative Agent and the Lenders:

(a)		as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower (or, if earlier, within five (5) Business Days after such date as the Borrower is required to file its annual report on Form 10-K for such fiscal year with the Securities and Exchange Commission), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, such consolidated statements to be audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b)		as soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower (or, if earlier, within five (5) Business Days after such date as the Borrower is required to file its quarterly report on Form 10-Q for such fiscal quarter with the Securities and Exchange Commission), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal quarter and for the portion of the Borrower's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by a Responsible Officer of the Borrower as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

As to any information contained in materials furnished pursuant to Section 5.2(d), the Borrower shall not be separately required to furnish such information under clause (a) or (b) above, but the foregoing shall not be in derogation of the obligation of the Borrower to furnish the information and materials described in clauses (a) and (b) above at the times specified therein. All such financial statements shall be complete and correct in all material respects (subject, in the case of interim statements, to normal recurring year-end audit adjustments) and shall be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and further accompanied by a description of, and an estimation of the effect on the financial statements on account of, any change in the application of accounting principles as provided in Section 1.3.

5.2		Certificates; Other Information.

Furnish, or cause to be furnished, to the Administrative Agent for distribution to the Lenders:

(a)		Accountant's Certificate and Reports. Concurrently with the delivery of the financial statements referred to in Section 5.1(a) above, a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any breach of Section 5.9, except as specified in such certificate.

(b)   Officer's Certificate. Concurrently with the delivery of the financial statements referred to in Sections 5.1(a) and 5.1 (b) above, a certificate of a Responsible Officer stating that, to the best of such Responsible Officer's knowledge and belief, (i) the financial statements fairly present in all material respects the financial condition of the parties covered by such financial statements, (ii) during such period each Credit Party has observed or performed its covenants and other agreements hereunder and under the other Credit Documents, and satisfied the conditions contained in this Credit Agreement to be observed, performed or satisfied by it (except to the extent waived in accordance with the provisions hereof), (iii) such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (iv) solely in connection with the delivery of the financial statements referred to in Section 5.1(a), there has been no development or event during the fiscal year covered thereby which has had or would reasonably be expected to have a Material Adverse Effect. Such certificate shall include the calculations required to indicate compliance with Section 5.9 as of the last day of the period covered by such financial statements and shall contain a complete and correct list of the Borrower's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Borrower and each other Subsidiary, or a statement there has been no change in such information since delivery of the certificate last delivered pursuant to this Section 5.2(b). A form of Officer's Certificate is attached as Schedule 5.2(b).

(c)   Other Information. Promptly, such additional financial and other information as the Administrative Agent, at the request of any Lender, may from time to time reasonably request.

(d)   Public Information. Promptly after the same are sent, copies of all reports (other than those otherwise provided pursuant to Section 5.1) and other financial information which any Credit Party sends to its public stockholders, and promptly after the same are filed, copies of all financial statements and non-confidential reports which any Credit Party may make to, or file with, the Securities and Exchange Commission or any successor or analogous United States Governmental Authority.

(e)   Permitted Acquisition Information. Not less than five (5) Business Days prior to the consummation of any Permitted Acquisition with a purchase price in excess of $50,000,000, a certificate, in form and substance reasonably satisfactory to the Administrative Agent, executed by a Responsible Officer of the Borrower (A) certifying that (1) such Permitted Acquisition complies with the requirements of this Credit Agreement and (2) after giving effect to such Permitted Acquisition and any borrowings in connection therewith, the Borrower believes in good faith that it will have sufficient availability under the Existing Facilities to meet its ongoing working capital requirements and (B) demonstrating compliance with clauses (b), (d) and (e)(i) of the definition of the Permitted Acquisition.

Documents required to be delivered pursuant to Section 5.1(a) or (b) or Section 5.2(d) (to the extent any such documents are included in materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet at its website; or (ii) on which such documents are posted on the Borrower's behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender.

5.3   Notices.

Give notice to the Administrative Agent (which shall promptly transmit such notice to each Lender) of:

(a)   Defaults. Promptly (but in any event within two (2) Business Days), after any Credit Party knows thereof, the occurrence of any Default or Event of Default.

(b)   Legal Proceedings. Promptly, any litigation, or any investigation or proceeding (including without limitation, any environmental or Governmental Authority proceeding) known to any Credit Party, relating to the Borrower or any of its Subsidiaries which, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

(c)   ERISA. Promptly, on any Credit Party gaining knowledge of (i) the occurrence of any Reportable Event with respect to any Single Employer Plan, (ii) a failure by any Credit Party or any ERISA Affiliate to make any required contribution to a Single Employer Plan required to meet the minimum funding standard set forth in ERISA and the Code with respect thereto, (iii) the creation of any Lien on the assets of any Credit Party or any ERISA Affiliate in favor of the PBGC (other than a Permitted Lien) or a Plan, or (iv) with respect to any Multiemployer Plan, the assessment of any withdrawal liability against any Credit Party or any ERISA Affiliate, or the termination, Reorganization or Insolvency of, any Multiemployer Plan; and in each case in clauses (i) and (iv) above, such event or condition would reasonably be expected to have a Material Adverse Effect.

(d)   Other. Promptly, any other development or event which a Responsible Officer gains knowledge of which would reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 5.3 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Borrower proposes to take with respect thereto.

5.4   Maintenance of Existence; Compliance with Laws; Contractual Obligations.

(a)   Subject to Section 6.4, each Credit Party will at all times preserve and keep in full force and effect its and the corporate existence of each of its Subsidiaries (unless merged into the Borrower or a Subsidiary) and all rights and franchises of itself and its Subsidiaries unless, in the good faith judgment of the Borrower, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)   Comply with all Requirements of Law, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws and ERISA-related Requirements of Law, and obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c)   Fully perform and satisfy all of its obligations under all of its contractual obligations except to the extent that failure to perform and satisfy such obligations would not reasonably be expected, in the aggregate, to have a Material Adverse Effect.

5.5   Maintenance of Property; Insurance.

(a)   Maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section 5.5 shall not prevent the Borrower or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable or acceptable in the conduct of its business and the Borrower has concluded that such discontinuance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)   Maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated; and furnish to the Administrative Agent, upon written request, full information as to the insurance carried.

5.6   Inspection of Property; Books and Records; Discussions.

Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its businesses and activities; and permit, during regular business hours and upon reasonable notice by the Administrative Agent or any Lender, the Administrative Agent or any such Lender to visit and inspect any of its properties and examine and make abstracts (including photocopies) from any of its books and records at any reasonable time, and to discuss the business, operations, properties and financial and other condition of the Credit Parties and their Subsidiaries with officers and employees of the Credit Parties and their Subsidiaries and with their independent certified public accountants. The cost of the inspection referred to in the preceding sentence shall be for the account of the Lenders unless an Event of Default has occurred and is continuing, in which case the cost of such inspection shall be for the account of the Borrower.

5.7   Use of Proceeds.

Use the Term Loans solely for the purposes provided in Section 3.10.

5.8   Additional Guarantors.

Where Domestic Subsidiaries of the Borrower that are not Credit Parties hereunder (the "Non-Guarantor Subsidiaries") shall at any time constitute more than either

      (a)   twenty five percent (25%), in the aggregate, of Consolidated Assets, or

      (b)   twenty five percent (25%), in the aggregate, of Consolidated Net Income,

(collectively, the "Threshold Requirement"), the Borrower shall promptly so notify the Administrative Agent and shall cause one or more Domestic Subsidiaries to become a "Guarantor" hereunder within thirty (30) days after such notice by (a) executing a Joinder Agreement and (b) delivering such other documentation as the Administrative Agent may reasonably request in connection with the foregoing, including, without limitation, certified resolutions and other organizational and authorizing documents of such Person and favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to above), all in form, content and scope reasonably satisfactory to the Administrative Agent such that immediately after the joinder of such Domestic Subsidiaries as Guarantors hereunder, the remaining Non-Guarantor Subsidiaries shall not, either individually or as a group, exceed the Threshold Requirement.

For purposes of determining compliance with this Section 5.8, the Threshold Requirement shall be tested (i) at the end of each fiscal quarter of the Borrower and (ii) at the time any Permitted Acquisition with a purchase price of $50,000,000 is consummated.

In addition to the foregoing requirements of this Section 5.8, the Borrower shall cause any Domestic Subsidiary that guarantees the obligations of the Borrower under the Senior Notes (and which is not a Guarantor) to promptly become a "Guarantor" hereunder by executing and delivering to the Administrative Agent a Joinder Agreement and such other documentation as contemplated above; provided that the Administrative Agent shall, at the Borrower's request and without the need for any action by or approval of any Lender, release such Domestic Subsidiary from its obligations as a Guarantor and such Domestic Subsidiary shall cease to be a "Guarantor" so long as such Domestic Subsidiary is not otherwise required to be a Guarantor pursuant to the requirements of this Section 5.8 above and substantially concurrently with such release such Domestic Subsidiary is released from its guaranty obligations under the Note Purchase Agreement.

5.9   Financial Covenants.

(a)   Leverage Ratio. On a consolidated basis, maintain a Leverage Ratio as of the end of each fiscal quarter of the Borrower of less than or equal to 3.00 to 1.0.

(b)   Interest Coverage Ratio. On a consolidated basis, maintain an Interest Coverage Ratio as of the end of each fiscal quarter of the Borrower of greater than or equal to 4.00 to 1.0.

5.10   Payment of Obligations.

File all income tax or similar tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies payable by any of them, to the extent such taxes and assessments have become due and payable and before they have become delinquent, provided that neither the Borrower nor any Subsidiary need pay any such tax or assessment if (a) the amount, applicability or validity thereof is contested by the Borrower or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Borrower or a Subsidiary has established adequate reserves therefore in accordance with GAAP on the books of the Borrower or such Subsidiary or (b) the nonpayment of all such taxes and assessments in the aggregate would not reasonably be expected to have a Material Adverse Effect.

5.11   Environmental Laws.

(a)   Except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, (i) comply in all material respects with and take commercially reasonable steps to ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws and (ii) obtain and comply in all material respects with and maintain, and take commercially reasonable steps to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws;

(b)   Except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, (i) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and (ii) promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws; and

(c)   Defend, indemnify and hold harmless the Administrative Agent and the Lenders, and their respective employees, agents, officers and directors and affiliates, from and against any and all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Borrower or any of its Subsidiaries or their Properties, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, reasonable attorney's and consultant's fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor. The agreements in this paragraph shall survive repayment of the Notes and all other amounts payable hereunder.

SECTION 6
NEGATIVE COVENANTS

The Credit Parties covenant and agree that on the Closing Date, and so long as this Credit Agreement is in effect and until no Term Loans remain outstanding and all amounts owing hereunder or under any other Credit Document or in connection herewith or therewith have been paid in full, the Credit Parties shall not and shall not permit any Subsidiary to with respect to Sections 6.2 through 6.10 and the Subsidiaries shall not with respect to Sections 6.1 and 6.11:

6.1   Indebtedness.

At any time, create, incur, assume or suffer to exist any Indebtedness, except:

(a)   Indebtedness represented by the Credit Party Obligations;

(b)   Indebtedness of any Subsidiary owing to the Borrower or any other Subsidiary;

(c)   Indebtedness existing as of the Closing Date and set forth on Schedule 6.1;

(d)   Indebtedness of the Subsidiaries incurred after the Closing Date consisting of Capital Leases or Indebtedness incurred to provide all or a portion of the purchase price or cost of construction of an asset; provided that (i) such Indebtedness when incurred shall not exceed the purchase price or cost of construction of such asset and (ii) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing;

(e)   Indebtedness and obligations owing under Hedging Agreements entered into in order to manage existing or anticipated interest rate or exchange rate risks and not for speculative purposes;

(f)   Guaranty Obligations in respect of Indebtedness of a Credit Party to the extent the incurrence or existence of such Indebtedness is not prohibited by this Section 6.1;

(g)   Indebtedness of any Person (i) that is existing at the time such Person is acquired by, or merged or consolidated with or into, the Borrower or a Subsidiary of the Borrower, and (ii) that is not created in contemplation of such event;

(h)   Indebtedness arising from (i) the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, or (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(i)   any refunding or refinancing of any Indebtedness referred to in this Section 6.1, provided that any such refunding or refinancing does not increase the principal amount thereof; and

(j)   other Indebtedness of the Subsidiaries in an aggregate amount not to exceed $75,000,000.

6.2   Liens.

Contract, create, incur, assume or permit to exist any Lien with respect to any of its property or assets of any kind (whether real or personal, tangible or intangible), whether now owned or hereafter acquired, except for Permitted Liens.

6.3   Nature of Business.

Engage in any Material line of business substantially different from those lines of business conducted by the Credit Parties and the Subsidiaries on the date hereof or any business substantially related or incidental thereto.

6.4   Mergers, Sale of Assets and Indebtedness of Subsidiaries

(a)   Dissolve, liquidate or wind up its affairs, sell, transfer, lease or otherwise dispose of its property or assets or agree to do so at a future time; provided that the following, without duplication, shall be expressly permitted (including under Section 5.4):

(i)   the sale, transfer, lease or other disposition of inventory and materials in the ordinary course of business;

(ii)   the sale by Paoli Inc., an Iowa corporation, of its accounts receivable in connection with a securitization of such accounts;

(iii)   the sale, transfer or other disposition of cash and Cash Equivalents;

(iv)   (A) the disposition of property or assets as a direct result of a Recovery Event or (B) the sale, lease, transfer or other disposition of machinery, parts and equipment no longer used or useful in the conduct of the business of the Borrower or any of its Subsidiaries;

(v)   the sale, lease or transfer of property or assets between and among the Borrower and its Subsidiaries; and

(vi)   the sale, lease or transfer of property or assets not to exceed 15% of Consolidated Net Tangible Assets (determined at the time of such sale, lease or transfer) in the aggregate in any fiscal year; or

(b)   (i) purchase, lease or otherwise acquire (in a single transaction or a series of related transactions) substantially all of the property or assets of any Person (other than in connection with investments or acquisitions permitted pursuant to Section 6.5) or (ii) enter into any transaction of merger or consolidation, except for (A) investments or acquisitions permitted pursuant to Section 6.5, and (B) the merger or consolidation of the Borrower and any of its Subsidiaries or by and between any of the Subsidiaries; provided that if the Borrower is a party thereto, the Borrower will be the surviving corporation.

6.5   Advances, Investments and Loans.

At any time make or permit to remain outstanding any loan or advance to, or guarantee, endorse or otherwise be or become contingently liable, directly or indirectly, in connection with the obligations, stock or dividends of, or own, purchase or acquire any stock, obligations or Securities of, or any other interest in, or make any capital contribution to (collectively, "Investments"), any Person, except that (each of the following, collectively, "Permitted Investments"):

(a)   the Borrower may make or permit to remain outstanding Investments to or in any Subsidiary and any Subsidiary may make or permit to remain outstanding Investments to or in the Borrower or any other Subsidiary;

(b)   the Borrower and any Subsidiary may make Permitted Acquisitions;

(c)   the Borrower and its Subsidiaries may own, purchase or acquire cash and Cash Equivalents;

(d)   the Borrower and its Subsidiaries may make loans and advances to employees (other than any officer or director) of the Borrower or its Subsidiaries in an aggregate amount not to exceed $5,000,000 at any time outstanding;

(e)   the Borrower and its Subsidiaries may make loans to and enter into Guaranty Obligations for the account of distributors in the ordinary course of business in an amount as to each distributor not in excess of the greater of purchases for the preceding three months or projected three months of purchases;

(f)   the Borrower and any Subsidiary may make Investments in an aggregate amount at any time not to exceed $50,000,000 in any evidence of Indebtedness the interest on which is exempt from federal income taxation under the Code, of issuers with long-term debt ratings, at any date of determination, P-2 (or the equivalent thereof) or better by Moody's, or A-2 (or the equivalent thereof) or better by S&P and/or auction rate preferred stock issued by a corporation or association organized and existing under the laws of any State of the U.S. or the District of Columbia, with a long-term debt rating, at any date of determination, of P-2 (or the equivalent thereof) or better by Moody's, or A-2 (or the equivalent thereof) or better by S&P;

(g)   Pearl City Insurance Company, a Vermont corporation, may make Investments in an aggregate amount not to exceed $50,000,000 at any one time outstanding so long as such Investments are in accordance with the investment policy of Pearl City Insurance Company as in effect at the time of such Investment;

(h)   Investments permitted under Section 6.4;

(i)   guarantees permitted by Section 6.1(f); and

(j)   the Borrower and Subsidiaries may make or permit to remain outstanding any Investment in any other Person, which is not otherwise included in the foregoing clauses (a) through (i), inclusive, provided that the aggregate of such Investments shall not, at any time, exceed 15% of Consolidated Net Tangible Assets determined at such time.

Investments shall be valued at cost, less any return of capital thereon.

6.6   Transactions with Affiliates.

Enter into directly or indirectly any Material transaction or Material group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Borrower or another Subsidiary or an employee stock ownership plan for the benefit of employees of the Borrower or any Subsidiary), except pursuant to the reasonable requirements of the Borrower's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrower or such Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate or, if such transaction is not one which by its nature could be obtained from any such Person, is on fair and reasonable terms.

6.7   Fiscal Year; Organizational Documents.

Neither change its fiscal year nor amend, modify or change its articles of incorporation (or corporate charter or other similar organizational document) or bylaws (or other similar document) in any manner materially adverse to the interests of the Lenders without the prior written consent of the Administrative Agent.

6.8   Limitation on Restricted Actions.

Directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions to the Borrower on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness or other obligation owed to the Borrower, (c) make loans or advances to the Borrower, (d) sell, lease or transfer any of its properties or assets to the Borrower, or (e) act as a guarantor of the Borrower pursuant to the Credit Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (in respect of any of the matters referred to in clauses (a) through (d) above) for (i) such encumbrances or restrictions existing under or by reason of (A) this Credit Agreement and the other Credit Documents, (B) applicable law, (C) any Permitted Lien or any document or instrument governing any Permitted Lien (provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien), (D) any agreement relating to any Indebtedness issued by a Subsidiary on or prior to the date on which such Subsidiary became a Subsidiary or was acquired by the Borrower (other than Indebtedness issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions in contemplation of or pursuant to which such Person became a Subsidiary or was acquired by the Borrower) and outstanding on such date, and (E) customary non-assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease, (ii) any requirement that a non-wholly-owned Subsidiary make Restricted Payments to all owners of its equity interests, including owners other than the Borrower or other Subsidiaries, in accordance with their respective equity interests, and (iii) a requirement that a Subsidiary give the holders of any Indebtedness of such Subsidiary not more than thirty days prior written notice of its intention to pay a dividend to its stockholders, and except (in respect of the matters referred to in clause (e) above) for restrictions in the Note Purchase Agreement, provided that the Note Purchase Agreement does not so restrict any Subsidiary that has guaranteed the Borrower's obligations under the Senior Notes.

6.9   Restricted Payments.

Directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends payable solely in the same class of Capital Stock of such Person, (b) to make dividends or other distributions payable to the Borrower or other Subsidiaries and (c) the Borrower may make other Restricted Payments so long as, after giving effect thereto on a Pro Forma Basis, no Default or Event of Default shall exist.

6.10   Sale Leasebacks.

Directly or indirectly, become or remain liable for amounts outstanding in excess of $50,000,000 at any time outstanding as lessee or as guarantor or other surety with respect to any lease, whether an operating lease or a Capital Lease, of any property (whether real, personal or mixed), whether now owned or hereafter acquired, (a) which the Borrower has sold or transferred or is to sell or transfer or (b) which the Borrower intends to use for substantially the same purpose as any other property which has been sold or is to be sold or transferred by the Borrower in connection with such lease.

6.11   No Further Negative Pledges.

Enter into, assume or become subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, in favor of the Administrative Agent (for the benefit of the Lenders) to secure the Credit Party Obligations (provided that any restriction (a) on the amount of Indebtedness under this Credit Agreement and the other Credit Documents that can be secured shall not be deemed a restriction prohibited by this Section 6.11 so long as the permitted amount of secured Indebtedness is equal to or greater than the Term Loan hereunder and (b) in the Note Purchase Agreement or the Existing Facilities shall not be deemed a restriction prohibited by this Section 6.11 if such Liens in favor of the Administrative Agent shall be permitted thereunder on the condition that the Senior Notes or the Credit Party Obligations (as defined in the Existing Facilities), as applicable, be equally and ratably secured with the Credit Party Obligations secured thereby pursuant to an agreement reasonably satisfactory to the Required Holders (as defined in the Note Purchase Agreement) or the Required Lenders (as defined in the Existing Facilities), as applicable.

SECTION 7
EVENTS OF DEFAULT

7.1   Events of Default.

An Event of Default shall exist upon the occurrence of any of the following specified events (each an "Event of Default"):

(a)   The Borrower shall fail to pay any principal on the Term Loan when due in accordance with the terms hereof or the Borrower shall fail to pay any interest on the Term Loan or any Fee or other amount payable hereunder when due in accordance with the terms hereof and such failure shall continue unremedied for three (3) Business Days (or any Guarantor shall fail to pay on the Guaranty in respect of any of the foregoing or in respect of any other Guaranty Obligations thereunder within the aforesaid period of time); or

(b)   Any representation or warranty made or deemed made herein or in any of the other Credit Documents or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with this Credit Agreement shall prove to have been incorrect, false or misleading in any material respect on or as of the date made or deemed made; or

(c)   (i) Any Credit Party shall fail to perform, comply with or observe any term, covenant or agreement applicable to it contained in Sections 5.3(a), 5.4(a) or 5.9 or in Section 6; or (ii) any Credit Party shall fail to perform, comply with or observe any covenant or agreement contained in Section 5.1 and such failure shall continue unremedied for a period of five (5) Business Days; or (iii) any Credit Party shall fail to comply with any other covenant contained in this Credit Agreement or the other Credit Documents (other than as described in Sections 7.1(a), 7.1(b), 7.1(c)(i) or 7.1(c)(ii) above), and in the event such breach or failure to comply is capable of cure, is not cured within thirty (30) days of its occurrence; or

(d)   Any Credit Party or any of its Subsidiaries shall (i) default in any payment of principal of or interest on any Indebtedness (other than the Notes) in a principal amount outstanding of at least $30,000,000 in the aggregate for the Credit Parties and their Subsidiaries beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any Indebtedness in a principal amount outstanding of at least $30,000,000 in the aggregate for the Credit Parties or their Subsidiaries or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; or

(e)   (i) Any Credit Party or any of its Significant Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Credit Party or any of its Significant Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Credit Party or any of its Significant Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 consecutive days; or (iii) there shall be commenced against any Credit Party or any of its Significant Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Credit Party or any of its Significant Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clauses (i), (ii), or (iii) above; or (v) any Credit Party or any of its Significant Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due (for purposes hereof, "Significant Subsidiary" means at any time, a Subsidiary of the Borrower that accounts for more than (i) 15% of Consolidated Assets or (ii) 15% of Consolidated Net Income); or

(f)   One or more judgments or decrees shall be entered against any Credit Party or any of its Subsidiaries involving in the aggregate a liability (to the extent not paid when due or covered by insurance) of $30,000,000 or more and all such judgments or decrees shall not have been paid and satisfied, vacated, discharged, stayed or bonded pending appeal within 45 days from the entry thereof; or

(g)   (i) Any Person shall engage in any non-exempt "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan (other than a Permitted Lien) shall arise on the assets of any Credit Party or any ERISA Affiliate, (iii) a Reportable Event shall occur with respect to, or proceedings under Title IV of ERISA shall commence to have a trustee appointed, or a trustee shall be appointed under Title IV of ERISA, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, or (v) any Credit Party or any ERISA Affiliate shall incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, any Multiemployer Plan; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect; or

(h)   There shall occur a Change of Control; or

(i)   The Guaranty or any provision thereof shall cease to be in full force and effect or any Guarantor or any Person acting by or on behalf of any Guarantor shall deny or disaffirm any Guarantor's obligations under the Guaranty; or

(j)   The Credit Agreement or any Note shall fail to be in full force and effect or to give the Administrative Agent and/or the Lenders the rights, powers and privileges purported to be created thereby, or any Credit Party or any Person acting by or on behalf of any Credit Party shall deny or disaffirm any Credit Party Obligation.

7.2   Acceleration; Remedies.

Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, or upon the request and direction of the Required Lenders shall, by written notice to the Borrower take any of the following actions (including any combination of such actions):

(a)   Acceleration. Declare the unpaid principal of and any accrued interest in respect of the Term Loan and any and all other indebtedness or obligations (including, without limitation, Fees) of any and every kind owing by any Credit Party to the Administrative Agent and/or any of the Lenders hereunder to be due, whereupon the same shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Credit Party.

(b)   Enforcement of Rights. Exercise any and all rights and remedies created and existing under the Credit Documents, whether at law or in equity.

(c)   Rights Under Applicable Law. Exercise any and all rights and remedies available to the Administrative Agent or the Lenders under applicable law.

Notwithstanding the foregoing, if an Event of Default specified in Section 7.1(e) shall occur, then all Term Loans, all accrued interest in respect thereof, all accrued and unpaid Fees and other indebtedness or obligations owing to the Administrative Agent and/or any of the Lenders hereunder automatically shall immediately become due and payable without presentment, demand, protest or the giving of any notice or other action by the Administrative Agent or the Lenders, all of which are hereby waived by the Borrower.

7.3   Rescission of Acceleration.

Anything in Section 7.2 to the contrary notwithstanding, the Administrative Agent shall at the direction of the Required Lenders, rescind and annul any acceleration pursuant to Section 7.2(b) by written instrument filed with the Borrower, provided, however, that at the time such acceleration is so rescinded and annulled:

(a)   all past due interest and principal, if any, on the Notes and all other sums payable under this Credit Agreement (except any principal and interest on any Notes which has become due and payable solely by reason of such acceleration) shall have been duly paid; and

(b)   no other Event of Default shall have occurred and be continuing which shall not have been waived in accordance with this Credit Agreement.

SECTION 8
AGENCY PROVISIONS

8.1   Appointment.

Each Lender hereby irrevocably designates and appoints Wachovia as the Administrative Agent of such Lender under this Credit Agreement, and each such Lender irrevocably authorizes Wachovia, as the Administrative Agent for such Lender, to take such action on its behalf under the provisions of this Credit Agreement and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Credit Agreement, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Credit Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Credit Agreement or otherwise exist against the Administrative Agent.

8.2   Delegation of Duties.

The Administrative Agent may execute any of its duties under this Credit Agreement by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care. Without limiting the foregoing, the Administrative Agent may appoint one of its affiliates as its agent to perform the functions of the Administrative Agent hereunder relating to the advancing of funds to the Borrower and distribution of funds to the Lenders and to perform such other related functions of the Administrative Agent hereunder as are reasonably incidental to such functions.

8.3   Exculpatory Provisions.

Neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Credit Agreement (except for its or such Person's own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Credit Agreement or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Credit Agreement or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of any of the Credit Documents or for any failure of any Credit Party to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance by any Credit Party of any of the agreements contained in, or conditions of, this Credit Agreement, or to inspect the properties, books or records of any Credit Party.

8.4   Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any Note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Credit Parties), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless (a) a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent and (b) the Administrative Agent shall have received the written agreement of such assignee to be bound hereby as fully and to the same extent as if such assignee were an original Lender party hereto, in each case in form satisfactory to the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Credit Agreement unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under any of the Credit Documents in accordance with a request of the Required Lenders or all of the Lenders, as may be required under this Credit Agreement, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Notes.

8.5   Notice of Default.

The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Credit Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". If the Administrative Agent receives such a notice, the Administrative Agent shall give prompt notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as the Required Lenders shall reasonably direct; provided, however, that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Credit Agreement expressly requires that such action be taken, or not taken, only with the consent or upon the authorization of the Required Lenders, or all of the Lenders, as the case may be.

8.6   Non-Reliance on Administrative Agent and Other Lenders.

Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates has made any representation or warranty to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of the Credit Parties, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Credit Parties and made its own decision to make its Term Loans hereunder and enter into this Credit Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Credit Agreement, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Credit Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Credit Parties which may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

8.7   Indemnification.

The Lenders agree to indemnify the Administrative Agent in its capacity hereunder (to the extent not reimbursed by the Credit Parties and without limiting the obligation of the Credit Parties to do so), ratably according to the respective outstanding principal amount of the Term Loans held by each Lender on the date on which indemnification is sought under this Section, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Term Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any Credit Document or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided, however, that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements to the extent resulting from the Administrative Agent's gross negligence or willful misconduct, as determined by a court of competent jurisdiction pursuant to a final non-appealable judgment. The agreements in this Section 8.7 shall survive the termination of this Credit Agreement and payment of the Term Loans and all other amounts payable hereunder.

8.8   Administrative Agent in Its Individual Capacity.

The Administrative Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower as though the Administrative Agent were not the Administrative Agent hereunder. With respect to its Term Loans made or renewed by it and any Note issued to it, the Administrative Agent shall have the same rights and powers under this Credit Agreement as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

8.9   Successor Administrative Agent.

The Administrative Agent may resign as Administrative Agent upon 30 days' prior notice to the Borrower and the Lenders. If the Administrative Agent shall resign as Administrative Agent under this Credit Agreement and the other Credit Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent's appointment as such shall be subject to the approval of the Borrower (so long as no Event of Default has occurred and is continuing), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Credit Agreement or any holders of the Notes. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 8.9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Credit Agreement.

8.10   Patriot Act Notice.

Each Lender and the Administrative Agent (for itself and not on behalf of any other party) hereby notifies the Borrower that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56, signed into law October 26, 2001 (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the Patriot Act.

8.11   Other Agents, Arrangers and Managers.

None of the Lenders or other Persons identified on the front page or signature pages of this Credit Agreement as "Syndication Agent," "Documentation Agent," "Lead Arranger" or "Book Runner" shall have any right, power, obligation, liability, responsibility or duty under this Credit Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Credit Agreement or in taking or not taking action hereunder.

SECTION 9
GUARANTY

9.1   The Guaranty.

To induce the Lenders to enter into this Credit Agreement and any Hedging Agreement Provider to enter into any Hedging Agreement and to extend credit hereunder and thereunder and in recognition of the direct benefits to be received by the Guarantors from the Extensions of Credit hereunder and any Hedging Agreement, each of the Guarantors hereby agrees with the Administrative Agent and the Lenders as follows: the Guarantor hereby unconditionally and irrevocably jointly and severally guarantees as primary obligor and not merely as surety the full and prompt payment when due, whether upon maturity, by acceleration or otherwise, of any and all indebtedness of the Borrower owed to the Administrative Agent, the Lenders and the Hedging Agreement Providers under the Credit Documents and any Hedging Agreement with a Hedging Agreement Provider. If any or all of such indebtedness becomes due and payable hereunder or under any Hedging Agreement with a Hedging Agreement Provider, each Guarantor unconditionally promises to pay such indebtedness to the Administrative Agent, the Lenders, the Hedging Agreement Providers, or their respective order, or demand, together with any and all reasonable expenses which may be incurred by the Administrative Agent, the Lenders or the Hedging Agreement Providers in collecting any of the Credit Party Obligations. The word "indebtedness" is used in this Section 9 in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of the Borrower and the Guarantors under the Credit Documents, including specifically all Credit Party Obligations, arising in connection with this Credit Agreement, the other Credit Documents or Hedging Agreement with a Hedging Agreement Provider, in each case, heretofore, now, or hereafter made, incurred or created, whether voluntarily or involuntarily, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not such indebtedness is from time to time reduced, or extinguished and thereafter increased or incurred, whether the Borrower and the Guarantors may be liable individually or jointly with others, whether or not recovery upon such indebtedness may be or hereafter become barred by any statute of limitations, and whether or not such indebtedness may be or hereafter become otherwise unenforceable.

Notwithstanding any provision to the contrary contained herein or in any other of the Credit Documents, to the extent the obligations of a Guarantor shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable law relating to fraudulent conveyances or transfers) then the obligations of each such Guarantor hereunder shall be limited to the maximum amount that is permissible under applicable law (including, without limitation, the Bankruptcy Code or its non-U.S. equivalent).

9.2   Bankruptcy.

Additionally, each of the Guarantors unconditionally and irrevocably guarantees jointly and severally the payment of any and all Credit Party Obligations of the Borrower to the Lenders and any Hedging Agreement Provider whether or not due or payable by the Borrower upon the occurrence of any of the events specified in Section 7.1(e) as applicable to the Borrower or any Significant Subsidiaries of the Borrower, and unconditionally promises to pay such Credit Party Obligations to the Administrative Agent for the account of the Lenders and to any such Hedging Agreement Provider, or order, on demand, in lawful money of the United States. Each of the Guarantors further agrees that to the extent that the Borrower or a Guarantor shall make a payment or a transfer of an interest in any property to the Administrative Agent, any Lender or any Hedging Agreement Provider, which payment or transfer or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, or otherwise is avoided, and/or required to be repaid to the Borrower or a Guarantor, the estate of the Borrower or a Guarantor, a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or other applicable law or equitable cause, then to the extent of such avoidance or repayment, the obligation or part thereof intended to be satisfied shall be revived and continued in full force and effect as if said payment had not been made.

9.3   Nature of Liability.

The liability of each Guarantor hereunder is exclusive and independent of any security for or other guaranty of the Credit Party Obligations of the Borrower whether executed by any such Guarantor, any other guarantor or by any other party, and no Guarantor's liability hereunder shall be affected or impaired by (a) any direction as to application of payment by the Borrower or by any other party, (b) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Credit Party Obligations of the Borrower, (c) any payment on or in reduction of any such other guaranty or undertaking, (d) any dissolution, termination or increase, decrease or change in personnel by the Borrower, or (e) any payment made to the Administrative Agent, the Lenders or any Hedging Agreement Provider on the Credit Party Obligations that the Administrative Agent, such Lenders or such Hedging Agreement Provider repay the Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each of the Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

9.4   Independent Obligation.

The obligations of each Guarantor hereunder are independent of the obligations of any other guarantor or the Borrower, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not action is brought against any other guarantor or the Borrower and whether or not any other Guarantor or the Borrower is joined in any such action or actions.

9.5   Authorization.

Each of the Guarantors authorizes the Administrative Agent, each Lender and each Hedging Agreement Provider without notice or demand (except as shall be required by applicable law and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to (a) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Credit Party Obligations or any part thereof in accordance with this Credit Agreement and any Hedging Agreement, as applicable, including any increase or decrease of the rate of interest thereon, (b) take and hold security from any Guarantor or any other party for the payment of this Guaranty or the Credit Party Obligations and exchange, enforce waive and release any such security, (c) apply such security and direct the order or manner of sale thereof as the Administrative Agent and the Lenders in their discretion may determine and (d) release or substitute any one or more endorsers, Guarantors, the Borrower or other obligors.

9.6   Reliance.

It is not necessary for the Administrative Agent, the Lenders or any Hedging Agreement Providers to inquire into the capacity or powers of the Borrower or the officers, directors, members, partners or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

9.7   Waiver.

(a)   Each of the Guarantors waives any right (except as shall be required by applicable law and cannot be waived) to require the Administrative Agent, any Lender or any Hedging Agreement Provider to (i) proceed against the Borrower, any other guarantor or any other party, (ii) proceed against or exhaust any security held from the Borrower, any other guarantor or any other party, or (iii) pursue any other remedy in the Administrative Agent's, any Lender's or any Hedging Agreement Provider's power whatsoever. Each of the Guarantors waives any defense based on or arising out of any defense of the Borrower, any other guarantor or any other party other than payment in full of the Credit Party Obligations, including without limitation any defense based on or arising out of the disability of the Borrower, any other guarantor or any other party, or the unenforceability of the Credit Party Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Borrower other than payment in full of the Credit Party Obligations. The Administrative Agent or any of the Lenders may, at their election, foreclose on any security held by the Administrative Agent or a Lender by one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable (to the extent such sale is permitted by applicable law), or exercise any other right or remedy the Administrative Agent and any Lender may have against the Borrower or any other party, or any security, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Credit Party Obligations have been paid in full. Each of the Guarantors, to the extent permitted by law, waives any defense arising out of any such election by the Administrative Agent and each of the Lenders, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of the Guarantors against the Borrower or any other party or any security.

(b)   Each of the Guarantors waives all presentments, demands for performance, protests and notices, including without limitation notices of nonperformance, notice of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation or incurring of new or additional Credit Party Obligations. Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrower's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Credit Party Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and agrees that neither the Administrative Agent nor any Lender shall have any duty to advise such Guarantor of information known to it regarding such circumstances or risks.

(c)   Each of the Guarantors hereby agrees it will not exercise any rights of subrogation which it may at any time otherwise have as a result of this Guaranty (whether contractual, under Section 509 of the U.S. Bankruptcy Code, or otherwise) to the claims of the Lenders or the Hedging Agreement Provider against the Borrower or any other guarantor of the Credit Party Obligations of the Borrower owing to the Lenders or such Hedging Agreement Provider (collectively, the "Other Parties") and all contractual, statutory or common law rights of reimbursement, contribution or indemnity from any Other Party which it may at any time otherwise have as a result of this Guaranty until such time as the Credit Party Obligations shall have been paid in full, no Credit Document or Hedging Agreement with a Hedging Agreement Provider remains in effect and the Commitments have been terminated. Each of the Guarantors hereby further agrees not to exercise any right to enforce any other remedy which the Administrative Agent, the Lenders or any Hedging Agreement Provider now have or may hereafter have against any Other Party, any endorser or any other guarantor of all or any part of the Credit Party Obligations of the Borrower and any benefit of, and any right to participate in, any security or collateral given to or for the benefit of the Lenders and/or the Hedging Agreement Providers to secure payment of the Credit Party Obligations of the Borrower until such time as the Credit Party Obligations shall have been paid in full, no Credit Document or Hedging Agreement with a Hedging Agreement Provider remains in effect and the Commitments have been terminated.

9.8   Limitation on Enforcement.

The Lenders and the Hedging Agreement Providers agree that this Guaranty may be enforced only by the action of the Administrative Agent acting upon the instructions of the Required Lenders or any such Hedging Agreement Provider (only with respect to obligations under the applicable Hedging Agreement entered into with such Hedging Agreement Provider) and that no Lender or Hedging Agreement Provider shall have any right individually to seek to enforce or to enforce this Guaranty, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent for the benefit of the Lenders under the terms of this Credit Agreement and for the benefit of any Hedging Agreement Provider under any Hedging Agreement provided by such Hedging Agreement Provider. The Lenders and the Hedging Agreement Providers further agree that this Guaranty may not be enforced against any director, officer, employee or stockholder of the Guarantors.

9.9   Confirmation of Payment.

The Administrative Agent and the Lenders will, upon request after payment of the Credit Party Obligations under the Credit Documents which are the subject of this Guaranty and termination of the Commitments relating thereto, confirm to the Borrower, the Guarantors or any other Person that the Credit Party Obligations under the Credit Documents have been paid in full and the Commitments relating thereto terminated, subject to the provisions of Section 9.2.

SECTION 10
MISCELLANEOUS

10.1   Amendments and Waivers.

Neither this Credit Agreement, nor any of the other Credit Documents, nor any terms hereof or thereof may be amended, supplemented, waived or modified except in accordance with the provisions of this Section. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the Borrower written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Credit Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Borrower hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders may specify in such instrument, any of the requirements of this Credit Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that, subject to Section 7.3, no such waiver and no such amendment, waiver, supplement, modification or release shall:

(i)   reduce the amount or extend the scheduled date of maturity of any Term Loan or Note or any installment thereon, or reduce the stated rate of any interest or fee payable hereunder (except in connection with a waiver of interest at the increased post-default rate) or extend the scheduled date of any payment thereof or increase the amount or extend the expiration date of any Lender's Commitment, in each case without the written consent of each Lender directly affected thereby; or

(ii)   amend, modify or waive any provision of this Section 10.1 or reduce the percentage specified in the definition of Required Lenders, without the written consent of all the Lenders; or

(iii)   amend, modify or waive any provision of Section 9 without the written consent of the then Administrative Agent; or

(iv) release all or substantially all of the Guarantors from their obligations under the Guaranty, without the written consent of all the Lenders; or

(v) amend, modify or waive any provision of the Credit Documents requiring consent, approval or request of the Required Lenders or all Lenders, without the written consent of the Required Lenders or of all Lenders as appropriate; or

(vi) amend or modify the definition of Credit Party Obligations to delete or exclude any obligation or liability described therein without the written consent of each Lender and each Hedging Agreement Provider directly affected thereby; or

(vii) amend, modify or waive the order in which Credit Party Obligations are paid in Section 2.7(b) without the written consent of each Lender and each Hedging Agreement Provider directly affected thereby;

provided, further, that no amendment, waiver or consent affecting the rights or duties of the Administrative Agent under any Credit Document shall in any event be effective, unless in writing and signed by the Administrative Agent in addition to the Lenders required hereinabove to take such action.

Any such waiver, any such amendment, supplement or modification and any such release shall apply equally to each of the Lenders and shall be binding upon the Borrower, the Lenders, the other Credit Parties, the Administrative Agent and all future holders of the Notes. In the case of any waiver, the Borrower, the other Credit Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the outstanding Term Loans and Notes and other Credit Documents, and any Default or Event of Default permanently waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

The Borrower and the Lenders hereby authorize the Administrative Agent to modify this Credit Agreement by unilaterally amending or supplementing Schedule 1.1C from time to time in the manner requested by the Borrower, the Administrative Agent or any Lender in order to reflect any assignments or transfers of the Term Loans as provided for hereunder; provided further, however, that the Administrative Agent shall promptly deliver a copy of any such modification to the Borrower and each Lender.

Notwithstanding the fact that the consent of all the Lenders is required in certain circumstances as set forth above, (A) each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Term Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein and (B) the Required Lenders may consent to allow a Credit Party to use cash collateral in the context of a bankruptcy or insolvency proceeding.

The Borrower shall be permitted to replace with a replacement financial institution acceptable to the Administrative Agent any Lender (other than Wachovia Bank, National Association) that fails to consent to any proposed amendment, modification, termination, waiver or consent with respect to any provision hereof or of any other Credit Document that requires the unanimous approval of all of the Lenders, the approval of all of the Lenders affected thereby or the approval of a class of Lenders, in each case in accordance with the terms of this Section 10.1, so long as the consent of the Required Lenders shall have been obtained with respect to such amendment, modification, termination, waiver or consent; provided that (1) such replacement does not conflict with any Requirement of Law, (2) the replacement financial institution shall purchase, at par, all Term Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (3) the replacement financial institution shall approve the proposed amendment, modification, termination, waiver or consent, (4) the Borrower shall be liable to such replaced Lender under Section 2.12 if any LIBOR Rate Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (5) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (6) until such time as such replacement shall be consummated, the Borrower shall pay to the replaced Lender all additional amounts (if any) required pursuant to Section 2.10, 2.11 or 2.13(a), as the case may be, (7) the Borrower provides at least three (3) Business Days' prior notice to such replaced Lender, and (8) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. If any replaced Lender fails to execute the agreements required under Section 10.6 in connection with an assignment pursuant to this Section 10.1, the Borrower may, upon two (2) Business Days' prior notice to such replaced Lender, execute such agreements on behalf of such replaced Lender. A Lender shall not be required to be replaced if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such replacement cease to apply.

10.2   Notices.

(a)   All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy or other electronic communications as provided below), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) when delivered by hand, (b) when transmitted via telecopy (or other facsimile device) to the number set out herein, (c) the day following the day on which the same has been delivered prepaid (or pursuant to an invoice arrangement) to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case addressed as follows in the case of the Borrower, the other Credit Parties and the Administrative Agent, and in the case of the Lenders as set forth in such Lender's Administrative Details Form, or to such other address as may be hereafter notified by the respective parties hereto and any future Lenders or holders of the Notes:

if to the Borrower:

> HNI Corporation
> 408 East Second Street
> Muscatine, Iowa 52761-0071
> > Treasurer and Director,
> > Mergers and Acquisitions
> Telephone:(563) 272-4844
> Telecopy: (563) 272-7655

with a copy to:

> HNI Corporation
> 408 East Second Street
> Muscatine, Iowa 52761-0071
> Attention: General Counsel
> Telephone:(563) 272-7123
> Telecopy: (563) 272-7237

if to the Administrative Agent:

> Wachovia Bank, National Association, as Administrative Agent
> 1525 W.T. Harris Blvd.
> Mail Code NC 0680
> Charlotte, North Carolina 28262
> Attention: Syndication Agency Services
> Telephone:(704) 590-2735
> Fax: (704) 590-2790

with a copy to:

> Wachovia Bank, National Association
> 1525 West WT Harris Blvd, 3A2
> Charlotte, NC 28262
> Mailcode: NC0680
> Attention: Chanue Michael
> Telephone:(704) 590-2735
> Telecopy: (704) 590-2790

(b)   Notices and other communications to the Lenders or the Administrative Agent hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Section 2 if such Lender, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Section by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

10.3   No Waiver; Cumulative Remedies.

No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4   Survival of Representations and Warranties.

All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Credit Agreement and the Notes and the making of the Term Loans; provided that all such representations and warranties shall terminate on the date upon which the Commitments have been terminated and all Credit Party Obligations have been paid in full.

10.5   Payment of Expenses and Taxes.

The Credit Parties jointly and severally agree (a) to pay or reimburse the Administrative Agent and the Lead Arranger for all their reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation, negotiation, printing and execution of, and any amendment, supplement or modification to, this Credit Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, together with the reasonable fees and disbursements of counsel to the Administrative Agent and the Lead Arranger, (b) to pay or reimburse each Lender and the Administrative Agent for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Credit Agreement and the other Credit Documents, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent and to the Lenders, (c) on demand, to pay, indemnify, and hold each Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, the Credit Documents, (d) to pay or reimburse each Lender and the Administrative Agent for any reasonable costs, fees or expenses incurred in connection with any investigation (including, without limitation, background checks) performed to determine whether the Borrower or any of its Subsidiaries or any officer, director, shareholder or affiliate of the Borrower or any of its Subsidiaries has violated any Anti-Terrorism Laws or other similar law and (e) to pay, indemnify, and hold each Lender and the Administrative Agent and their Affiliates harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs (including, without limitation, settlement costs), expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of the Credit Documents and any such other documents and the use, or proposed use, of proceeds of the Term Loans (other than, in each case, with respect to actions by the Borrower against any Indemnified Party in which the Borrower is the prevailing party) (all of the foregoing, collectively, the "Indemnified Liabilities"); provided, however, that the Borrower shall not have any obligation hereunder to the Administrative Agent or any Lender with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of the Administrative Agent or any such Lender, as determined by a court of competent jurisdiction pursuant to a final non-appealable judgment. The agreements in this Section 10.5 shall survive repayment of the Term Loans, Notes and all other Credit Party Obligations.

10.6   Successors and Assigns; Participations; Purchasing Lenders.

(a)   This Credit Agreement shall be binding upon and inure to the benefit of the Borrower, the Lenders, the Administrative Agent, all future Lenders and holders of the Notes and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights or obligations under this Credit Agreement or the other Credit Documents without the prior written consent of each Lender.

(b)   Any Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Term Loan owing to such Lender, any Note held by such Lender, any Commitment of such Lender, or any other interest of such Lender hereunder. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under this Credit Agreement to the other parties to this Credit Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Note for all purposes under this Credit Agreement, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Credit Agreement. No Lender shall transfer or grant any participation under which the Participant shall have rights to approve any amendment to or waiver of this Credit Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend the scheduled maturity of any Term Loan or Note or any installment thereon in which such Participant is participating, or reduce the stated rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of interest at the increased post-default rate) or reduce the principal amount thereof, or increase the amount of the Participant's participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default shall not constitute a change in the terms of such participation, and that an increase in any Commitment or Term Loan shall be permitted without consent of any Participant if the Participant's participation is not increased as a result thereof), (ii) release all or substantially all of the Guarantors from their obligations under the Guaranty or (iii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Credit Agreement. In the case of any such participation, the Participant shall not have any rights under this Credit Agreement or any of the other Credit Documents (the Participant's rights against such Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the Participant relating thereto) and all amounts payable by the Borrower hereunder shall be determined as if such Lender had not sold such participation; provided that each Participant shall be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 10.5 with respect to its participation in the Commitments and the Term Loans outstanding from time to time; provided further, that no Participant shall be entitled to receive any greater amount pursuant to such Sections than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred.

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(c)   Any Lender may, in the ordinary course of its lending business and in accordance with applicable law, at any time, sell or assign to any Lender or any Affiliate or Related Fund thereof and, with the consent of the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower (in each case, which consent shall not be unreasonably withheld or delayed), to one or more additional banks or financial institutions or entities ("Purchasing Lenders"), all or any part of its rights and obligations under this Credit Agreement and the Term Loan Notes in minimum amounts of $5,000,000 with respect to its Commitment and Term Loans (or, if less, the entire amount of such Lender's obligations), pursuant to an Assignment and Assumption, executed by such Purchasing Lender and such transferor Lender (and, to the extent required above, the Administrative Agent and the Borrower), and delivered to the Administrative Agent for its acceptance and recording in the Register; provided that, except in the case of an assignment of the entire remaining amount of the transferor Lender's Commitment and the Term Loans at the time owing to it, the principal outstanding balance of the Term Loans of the transferor Lender subsequent to the effectiveness of the Assignment and Assumption shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consent (each such consent not to be unreasonably withheld or delayed). Upon such execution, delivery, acceptance and recording, from and after the Effective Date specified in such Assignment and Assumption, (x) the Purchasing Lender thereunder shall be a party hereto and, to the extent provided in such Assignment and Assumption, have the rights and obligations of a Lender hereunder with a Commitment as set forth therein, and (y) the transferor Lender thereunder shall, to the extent provided in such Assignment and Assumption, be released from its obligations under this Credit Agreement (and, in the case of an Assignment and Assumption covering all or the remaining portion of a transferor Lender's rights and obligations under this Credit Agreement, such transferor Lender shall cease to be a party hereto; provided, however, that such Lender shall still be entitled to any indemnification rights hereunder). Such Assignment and Assumption shall be deemed to amend this Credit Agreement to the extent, and only to the extent, necessary to reflect the addition of such Purchasing Lender and the resulting adjustment of the outstanding principal amount of the Term Loans held by each Lender arising from the purchase by such Purchasing Lender of all or a portion of the rights and obligations of such transferor Lender under this Credit Agreement and the Notes. On or prior to the Effective Date specified in such Assignment and Assumption, the Borrower shall execute and deliver to the Administrative Agent in exchange for any Notes delivered to the Administrative Agent pursuant to such Assignment and Assumption new Notes to the order of such Purchasing Lender, to the extent requested by such Purchasing Lender, in an amount equal to the Commitment assumed by it pursuant to such Assignment and Assumption and, unless the transferor Lender has not retained a Commitment hereunder, new Notes, if requested, to the order of the transferor Lender in an amount equal to the Commitment retained by it hereunder. Such new Notes shall be dated the Closing Date and shall otherwise be in the form of the Notes replaced thereby. The Notes surrendered by the transferor Lender shall be returned by the Administrative Agent to the Borrower marked "canceled".

(d)   The Administrative Agent shall maintain at its address referred to in Section 10.2 a copy of each Assignment and Assumption delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Term Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as the owner of the Term Loan recorded therein for all purposes of this Credit Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)   Upon its receipt of a duly executed Assignment and Assumption, together with payment to the Administrative Agent by the transferor Lender or the Purchasing Lender, as agreed between them, of a registration and processing fee of $3,500 for each Purchasing Lender listed in such Assignment and Assumption and the Notes subject to such Assignment and Assumption, the Administrative Agent shall (i) accept such Assignment and Assumption, (ii) record the information contained therein in the Register and (iii) give prompt notice of such acceptance and recordation to the Lenders and the Borrower.

(f)   The Borrower authorizes each Lender to disclose to any Participant or Purchasing Lender (each, a "Transferee") and any prospective Transferee any and all financial information in such Lender's possession concerning the Borrower and its Affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Credit Agreement or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its Subsidiaries prior to becoming a party to this Credit Agreement, in each case subject to Section 10.15.

(g)   At the time of each assignment pursuant to this Section 10.6 to a Person which is not already a Lender hereunder and which is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) for federal income tax purposes, the respective assignee Lender shall provide to the Borrower and the Administrative Agent the appropriate Internal Revenue Service Forms (and, if applicable, a 2.13 Certificate) described in Section 2.13.

(h)   Nothing herein shall prohibit any Lender from pledging or assigning any of its rights under this Credit Agreement (including, without limitation, any right to payment of principal and interest under any Note) to any Federal Reserve Bank in accordance with applicable laws.

(i)   Any sale or assignment pursuant to this Section 10.6 shall contain a representation and warranty by the Transferee to the effect that none of the funds, monies, assets or other consideration to be used by it to make the purchase or assignment of or to fund the Term Loan or other extension of credit under this Credit Agreement or other Credit Documents constitutes "plan assets" as defined in ERISA and that the rights benefits and interests of the Transferee in and under this Credit Agreement and other Credit Documents will not be "plan assets" under ERISA.

10.7   Adjustments; Set-off.

(a)   Each Lender agrees that if any Lender (a "Benefited Lender") shall at any time receive any payment of all or part of its Term Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 7.1(e), or otherwise) in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Term Loans, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Term Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest. The Borrower agrees that each Lender so purchasing a portion of another Lender's Term Loans may exercise all rights of payment (including, without limitation, rights of set-off) with respect to such portion as fully as if such Lender were the direct holder of such portion.

(b)   In addition to any rights and remedies of the Lenders provided by law (including, without limitation, other rights of set-off), each Lender shall have the right, without prior notice to any Credit Party, any such notice being expressly waived by the Credit Parties to the extent permitted by applicable law, upon the occurrence of any Event of Default, to setoff and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of any Credit Party, or any part thereof in such amounts as such Lender may elect, against and on account of any Credit Party Obligations owing to such Lender, as such Lender may elect, whether or not such Lender has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The aforesaid right of set-off may be exercised by such Lender against the Credit Party or against any trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver or execution, judgment or attachment creditor of any such Credit Party, or against anyone else claiming through or against any such Credit Party or any such trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver, or execution, judgment or attachment creditor, notwithstanding the fact that such right of set-off shall not have been exercised by such Lender prior to the occurrence of any Event of Default. Each Lender agrees promptly to notify the applicable Credit Party and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

10.8   Table of Contents and Section Headings.

The table of contents and the Section and subsection headings herein are intended for convenience only and shall be ignored in construing this Credit Agreement.

10.9   Counterparts.

This Credit Agreement may be executed by one or more of the parties to this Credit Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same agreement.

10.10   Effectiveness.

This Credit Agreement shall become effective on the date on which all of the parties have signed a copy hereof (whether the same or different copies) and shall have delivered the same to the Administrative Agent (or counsel to the Administrative Agent) or, in the case of the Lenders, shall have given to the Administrative Agent written, telecopied or telex notice (actually received) at such office that the same has been signed and mailed to it.

10.11   Severability.

Any provision of this Credit Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.12   Integration.

This Credit Agreement and the other Credit Documents represent the agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent, the Borrower or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

10.13   GOVERNING LAW.

THIS CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

10.14   Consent to Jurisdiction and Service of Process.

All judicial proceedings brought against the Borrower and/or any other Credit Party with respect to this Credit Agreement, any Note or any of the other Credit Documents may be brought in the courts of the State of New York in New York County or of the United States for the Southern District of New York, and, by execution and delivery of this Credit Agreement, each of the Borrower and the other Credit Parties accepts, for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Credit Agreement, any Note or any other Credit Document from which no appeal has been taken or is available. Each of the Borrower and the other Credit Parties irrevocably agrees that all service of process in any such proceedings in any such court may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 10.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto, such service being hereby acknowledged by each of the Borrower and the other Credit Parties to be effective and binding service in every respect. Each of the Borrower, the Administrative Agent and the Lenders irrevocably waives any objection, including, without limitation, any objection to the laying of venue based on the grounds of forum non conveniens which it may now or hereafter have to the bringing of any such action or proceeding in any such jurisdiction. Nothing herein shall affect any right that any party hereto may have to serve process in any other manner permitted by law or shall limit the right of any Lender to bring proceedings against the Borrower or the other Credit Parties in the court of any other jurisdiction.

10.15   Confidentiality.

The Administrative Agent and each of the Lenders agrees that it will use its best efforts not to disclose without the prior consent of the Borrower (other than to its employees, affiliates, auditors or counsel or to another Lender) any non-public information with respect to the Borrower and its Subsidiaries which is furnished pursuant to this Credit Agreement, any other Credit Document or any documents contemplated by or referred to herein or therein, except that any Lender may disclose any such information (a) as has become generally available to the public other than by a breach of this Section 10.15, (b) as may be required in any report, statement or testimony submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or the OCC or the NAIC or similar organizations (whether in the United States or elsewhere) or their successors, (c) as may be required in response to any summons or subpoena or any law, order, regulation or ruling applicable to such Lender, provided that such Lender will, to the extent permitted by law, promptly give notice to the Borrower before any such disclosure so that the Borrower may seek to obtain a protective order, (d) to any prospective Participant or assignee in connection with any contemplated transfer pursuant to Section 10.6; provided that such prospective transferee shall have agreed to be bound by the confidentiality provisions set forth in this Section 10.15, (e) to any actual or prospective counterparty (or its advisors) to any Hedging Agreement relating to a Credit Party and its obligations; provided that such Person(s) shall have agreed to be bound by the confidentiality provisions set forth in this Section 10.15, (f) to Gold Sheets and other similar bank trade publications, such information to consist solely of deal terms and other information regarding the credit facilities evidenced by this Credit Agreement customarily found in such publications or (g) in connection with any suit, action or proceeding for the purpose of defending itself, reducing its liability, or protecting or exercising any of its claims, rights, remedies or interests under or in connection with the Credit Documents or any Hedging Agreement entered into with a Hedging Agreement Provider.

10.16   Acknowledgments.

The Borrower and the other Credit Parties each hereby acknowledges that:

(a)   it has been advised by counsel in the negotiation, execution and delivery of each Credit Document;

(b)   neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower or any other Credit Party arising out of or in connection with this Credit Agreement and the relationship between Administrative Agent and Lenders, on one hand, and the Borrower and the other Credit Parties, on the other hand, in connection herewith is solely that of debtor and creditor; and

(c)   no joint venture exists among the Lenders or among the Borrower and the Lenders.

10.17   Waivers of Jury Trial.

THE BORROWER, THE OTHER CREDIT PARTIES, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Credit Agreement to be duly executed and delivered as of the date first above written.

BORROWER: **HNI CORPORATION**,
an Iowa corporation

By: /s/ Marshall H. Bridges
_____

Name: Marshall H. Bridges
Title: Treasurer and Vice President, Mergers and Acquisitions

GUARANTORS: **THE HON COMPANY**
ALLSTEEL INC.
HEARTH & HOME TECHNOLOGIES INC.
PAOLI INC.
RIVER BEND CAPITAL CORPORATION
THE GUNLOCKE COMPANY L.L.C.
MAXON FURNITURE INC.
HICKORY BUSINESS FURNITURE, LLC

By: /s/ Steven M. Bradford
_____

Name: Steven M. Bradford
Title: Vice President and Secretary

LENDERS: **WACHOVIA BANK, NATIONAL ASSOCIATION**,
                                individually in its capacity as a
                                Lender and in its capacity as Administrative Agent

                                By: /s/ Martha M. Winters
                                Name: Martha M. Winters
                                Title: Director

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Scott T. Hitchens
Name: Scott T. Hitchens
Title: Vice President

WELLS FARGO BANK, N.A.,
as a Lender

By: /s/ Denise L. Vastine
Name: Denise L. Vastine
Title: Vice President

NATIONAL CITY BANK,
as a Lender

By: /s/ Derek R. Cook
Name: Derek R. Cook
Title: Senior Vice President

HSBC BANK USA, N.A.,
as a Lender

By: /s/ Melissa Morris
Name: Melissa Morris
Title: Vice President

THE NORTHERN TRUST COMPANY,
as a Lender

By: /s/ William R. Kopp
Name: William R. Kopp
Title: Vice President